FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







================================================================================

                     UNITED STATES SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q
(Mark One)

   |x| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended March 31, 2006

                                       OR

   |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                          Commission file number 1-7436

                                  HSBC USA Inc.
             (Exact name of registrant as specified in its charter)

                Maryland                                13-2764867
        (State of Incorporation)           (I.R.S. Employer Identification No.)

  452 Fifth Avenue, New York, New York                     10018
(Address of principal executive offices)                (Zip Code)

                                 (716) 841-2424
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) had filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                  Yes |X| No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and a large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |_|   Accelerated filer |_|   Non-accelerated filer |X|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

                                                                  Yes |_| No |X|

At April 30, 2006, there were 706 shares of the registrant's Common Stock outstanding, all of which are owned by HSBC Investments (North America) Inc.

                      DOCUMENTS INCORPORATED BY REFERENCE

None

================================================================================



                     This page is intentionally left blank.


                                        2



                                  HSBC USA Inc.
                                   Form 10-Q

TABLE OF CONTENTS

Part I FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

Item 1.   Consolidated Financial Statements
             Statement of Income                                              4
             Balance Sheet                                                    5
             Statement of Changes in Shareholders' Equity                     6
             Statement of Cash Flows                                          7
             Notes to Consolidated Financial Statements                       8

Item 2.   Management's Discussion and Analysis of Financial Condition
             and Results of Operations (MD&A)
             Average Balances and Interest Rates                             23
             Forward-Looking Statements                                      24
             Executive Overview                                              24
             Basis of Reporting                                              28
             Results of Operations                                           29
             Business Segments                                               39
             Credit Quality                                                  44
             Derivative Instruments and Hedging Activities                   46
             Off-Balance Sheet Arrangements                                  49
             Risk Management                                                 50

Item 3.   Quantitative and Qualitative Disclosures About Market Risk         54

Item 4.   Controls and Procedures                                            54

Part II OTHER INFORMATION
--------------------------------------------------------------------------------

Item 1A.  Risk Factors                                                       55

Item 6.   Exhibits                                                           59

Signature                                                                    60


                                        3



Part I FINANCIAL INFORMATION
Item 1. Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                   HSBC USA Inc.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME


                                                    Three months ended March 31,
                                                                 2006       2005
--------------------------------------------------------------------------------
                                                                 (in millions)
Interest income:
  Loans                                                        $1,286     $1,049
  Securities                                                      263        210
  Trading assets                                                  108         59
  Short-term investments                                          126         49
  Other                                                            14          6
                                                               ------     ------
Total interest income                                           1,797      1,373
                                                               ------     ------
Interest expense:
  Deposits                                                        649        327
  Short-term borrowings                                            74         52
  Long-term debt                                                  339        219
                                                               ------     ------
Total interest expense                                          1,062        598
                                                               ------     ------
Net interest income                                               735        775
Provision for credit losses                                       157        107
                                                               ------     ------
Net interest income after provision for credit losses             578        668
                                                               ------     ------
Other revenues:
  Trust income                                                     22         23
  Service charges                                                  51         52
  Other fees and commissions                                      236        145
  Securitization revenue                                           17         44
  Other income                                                     26         72
  Residential mortgage banking revenue                             23         23
  Trading revenues                                                279         96
  Security gains, net                                               4         23
                                                               ------     ------
Total other revenues                                              658        478
                                                               ------     ------
Operating expenses:
  Salaries and employee benefits                                  315        266
  Occupancy expense, net                                           51         42
  Support services from HSBC affiliates                           265        218
  Other expenses                                                  154        128
                                                               ------     ------
Total operating expenses                                          785        654
                                                               ------     ------
Income before income tax expense                                  451        492
Income tax expense                                                143        176
                                                               ------     ------
Net income                                                     $  308     $  316
                                                               ======     ======

The accompanying notes are an integral part of the consolidated financial statements.

                                        4




                                                                   HSBC USA Inc.
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET


                                                                             March 31,    December 31,
                                                                                  2006            2005
------------------------------------------------------------------------------------------------------
                                                                                    (in millions)

Assets
Cash and due from banks                                                      $   3,377    $      4,441
Interest bearing deposits with banks                                             6,776           3,001
Federal funds sold and securities purchased under resale agreements              5,781           4,568
Trading assets                                                                  26,518          21,220
Securities available for sale                                                   18,387          17,764
Securities held to maturity (fair value $3,230 and $3,262)                       3,188           3,171
Loans                                                                           88,651          90,342
Less - allowance for credit losses                                                 837             846
                                                                             ---------    ------------
    Loans, net                                                                  87,814          89,496
Properties and equipment, net                                                      545             538
Intangible assets                                                                  508             463
Goodwill                                                                         2,694           2,694
Other assets                                                                     6,481           6,503
                                                                             ---------    ------------
Total assets                                                                 $ 162,069    $    153,859
                                                                             =========    ============

Liabilities
Deposits in domestic offices:
  Noninterest bearing                                                        $   8,444    $      9,695
  Interest bearing                                                              62,787          57,911
Deposits in foreign offices:
  Noninterest bearing                                                              347             320
  Interest bearing                                                              21,726          23,889
                                                                             ---------    ------------
    Total deposits                                                              93,304          91,815
                                                                             ---------    ------------
Trading account liabilities                                                     14,183          10,710
Short-term borrowings                                                            8,399           7,049
Interest, taxes and other liabilities                                            6,388           4,732
Long-term debt                                                                  27,996          27,959
                                                                             ---------    ------------
Total liabilities                                                              150,270         142,265
                                                                             ---------    ------------
Shareholders' equity
Preferred stock                                                                  1,316           1,316
Common shareholder's equity:
   Common stock ($5 par; 150,000,000 shares authorized; 706 shares issued)          --(1)           --(1)
Capital surplus                                                                  8,124           8,118
Retained earnings                                                                2,460           2,172
Accumulated other comprehensive loss                                              (101)            (12)
                                                                             ---------    ------------
    Total common shareholder's equity                                           10,483          10,278
                                                                             ---------    ------------
Total shareholders' equity                                                      11,799          11,594
                                                                             ---------    ------------
Total liabilities and shareholders' equity                                   $ 162,069    $    153,859
                                                                             =========    ============


The accompanying notes are an integral part of the consolidated financial statements.

(1)   Less than $500 thousand


                                       5



                                                                   HSBC USA Inc.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS' EQUITY


                                                                         Three months ended March 31,
                                                                                   2006          2005
-----------------------------------------------------------------------------------------------------
                                                                                    (in millions)

Preferred stock
Balance, January 1 and March 31,                                              $   1,316     $     500
                                                                              ---------     ---------
Common stock
Balance, January 1 and March 31,                                                     --(1)         --(1)

Capital surplus
Balance, January 1,                                                               8,118         8,418
Capital contribution from parent                                                      2             4
Employee benefit plans                                                                4          (279)
                                                                              ---------     ---------
Balance, March 31,                                                                8,124         8,143
                                                                              ---------     ---------
Retained earnings
Balance, January 1,                                                               2,172         1,917
Net income                                                                          308           316
Cash dividends declared:
  Preferred stock                                                                   (16)           (6)
Cumulative adjustment from adoption of new accounting pronouncement
  (see Note 5)                                                                       (4)           --
                                                                              ---------     ---------
Balance, March 31,                                                                2,460         2,227
                                                                              ---------     ---------
Accumulated other comprehensive (loss) income
Balance, January 1,                                                                 (12)           31

Net change in unrealized losses on securities                                      (107)         (120)
Net change in unrealized gains on derivatives classified as cash flow
  hedges                                                                             21            87
Net change in unrealized (losses) gains on interest only strip receivables           (2)           18
Foreign currency translation adjustments                                             (1)           (1)
                                                                              ---------     ---------
Other comprehensive loss, net of tax                                                (89)          (16)
                                                                              ---------     ---------
Balance, March 31,                                                                 (101)           15
                                                                              ---------     ---------
Total shareholders' equity, March 31,                                         $  11,799     $  10,885
                                                                              =========     =========

Comprehensive income
Net income                                                                    $     308     $     316
Other comprehensive loss                                                            (89)          (16)
                                                                              ---------     ---------
Comprehensive income                                                          $     219     $     300
                                                                              =========     =========


The accompanying notes are an integral part of the consolidated financial statements.

(1) Less than $500 thousand


                                        6



                                                                   HSBC USA Inc.
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASHFLOWS


                                                                             Three months ended March 31,
                                                                                       2006          2005
---------------------------------------------------------------------------------------------------------
                                                                                       (in millions)

Cash flows from operating activities
  Net income                                                                      $     308     $     316
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
    Depreciation, amortization and deferred taxes                                       164           188
    Provision for credit losses                                                         157           107
    Net change in other accrual accounts                                              1,607           444
    Net change in loans held for sale to HSBC Markets (USA) Inc. (HMUS):
       Loans acquired from third parties                                             (5,235)           --
       Sales of loans to HMUS, including premium                                      3,691            --
    Net change in other loans held for sale                                              12          (205)
    Net change in loans attributable to tax refund anticipation loans program:
       Originations of loans                                                        (27,300)      (24,300)
       Sales of loans to HSBC Finance Corporation, including premium                 27,293        24,298
    Net change in trading assets and liabilities                                     (1,667)        2,094
    Other, net                                                                         (236)         (235)
                                                                                  ---------     ---------
       Net cash (used in) provided by operating activities                           (1,206)        2,707
                                                                                  ---------     ---------
Cash flows from investing activities
  Net change in interest bearing deposits with banks                                 (3,926)         (430)
  Net change in short-term investments                                               (1,213)          312
  Net change in securities available for sale:
    Purchases of securities available for sale                                       (2,064)       (2,823)
    Proceeds from sales of securities available for sale                              1,188         1,659
    Proceeds from maturities of securities available for sale                           602         1,030
  Net change in securities held to maturity:
    Purchases of securities held to maturity                                           (380)         (189)
    Proceeds from maturities of securities held to maturity                             365           487
  Net change in loans:
    Originations, net of collections                                                  7,805         3,319
    Loans purchased from HSBC Finance Corporation                                    (4,909)       (4,720)
    Sales of loans and other                                                             --            29
  Net cash used for acquistions of properties and equipment                             (28)          (11)
  Net cash used for disposals of branches/subsidiaries                                   --           (24)
  Other, net                                                                           (244)         (156)
                                                                                  ---------     ---------
         Net cash used in investing activities                                       (2,804)       (1,517)
                                                                                  ---------     ---------
Cash flows from financing activities
  Net change in deposits                                                              1,489         2,990
  Net change in short-term borrowings                                                 1,350        (2,762)
  Net change in long-term debt:
    Issuance of long-term debt                                                          615           345
    Repayment of long-term debt                                                        (499)         (166)
  Increases in capital surplus                                                            6             4
  Dividends paid                                                                        (15)           (6)
                                                                                  ---------     ---------
         Net cash provided by financing activities                                    2,946           405
                                                                                  ---------     ---------
Net change in cash and due from banks                                                (1,064)        1,595
Cash and due from banks at beginning of period                                        4,441         2,682
                                                                                  ---------     ---------
Cash and due from banks at end of period                                          $   3,377     $   4,277
                                                                                  =========     =========


The accompanying notes are an integral part of the consolidated financial statements.


                                        7



Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation
--------------------------------------------------------------------------------

HSBC USA Inc. is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is an indirect wholly owned subsidiary of HSBC Holdings plc (HSBC). The accompanying unaudited interim consolidated financial statements of HSBC USA Inc. and its subsidiaries (collectively, HUSI), including its principal subsidiary, HSBC Bank USA, National Association (HBUS), have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information, with the instructions to Form 10-Q and with Article 10 of Regulation S-X, as well as in accordance with predominant practices within the banking industry. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These unaudited interim financial statements should be read in conjunction with HUSI's Annual Report on Form 10-K for the year ended December 31, 2005 (the 2005 Form 10-K). Certain reclassifications have been made to prior period amounts to conform to the current period presentations. The accounting and reporting policies of HUSI are consistent, in all material respects, with those used to prepare the 2005 Form 10-K, except for the impact of new accounting pronouncements summarized in Note 15 of these unaudited interim consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Interim results should not be considered indicative of results in future periods.


                                       8



Note 2. Securities
--------------------------------------------------------------------------------

At March 31, 2006 and December 31, 2005, HUSI held no securities of any single issuer (excluding the U.S. Treasury, U.S. Government agencies and U.S. Government sponsored enterprises) with a book value that exceeded 10% of shareholders' equity. The following tables provide a summary of the amortized cost and fair value of the securities available for sale and securities held to maturity portfolios.


--------------------------------------------------------------------------------------------------------
                                                                          Gross        Gross
                                                         Amortized   Unrealized   Unrealized        Fair
March 31, 2006                                                Cost        Gains       Losses       Value
--------------------------------------------------------------------------------------------------------
                                                                           (in millions)

Securities available for sale:
  U.S. Treasury                                          $   1,075  $        --  $       (15)  $   1,060
  U.S. Government sponsored enterprises (1)                 10,315           12         (355)      9,972
  U.S. Government agency issued or guaranteed                3,986            5         (106)      3,885
  Obligations of U.S. states and political subdivisions        487           --           (6)        481
  Asset backed securities                                      741            1           (6)        736
  Other domestic debt securities                             1,574           10          (29)      1,555
  Foreign debt securities                                      639            8           (5)        642
  Equity securities                                             50            6           --          56
                                                         ---------  -----------  -----------   ---------
  Securities available for sale                          $  18,867  $        42  $      (522)  $  18,387
                                                         =========  ===========  ===========   =========

Securities held to maturity:
  U.S. Treasury                                          $     129  $        --  $        --   $     129
  U.S. Government sponsored enterprises (1)                  1,856           29          (28)      1,857
  U.S. Government agency issued or guaranteed                  627           25           (2)        650
  Obligations of U.S. states and political subdivisions        361           24           (1)        384
  Other domestic debt securities                               164           --           (5)        159
  Foreign debt securities                                       51           --           --          51
                                                         ---------  -----------  -----------   ---------
  Securities held to maturity                            $   3,188  $        78  $       (36)  $   3,230
                                                         =========  ===========  ===========   =========



--------------------------------------------------------------------------------------------------------
                                                                          Gross        Gross
                                                         Amortized   Unrealized   Unrealized        Fair
December 31, 2005                                             Cost        Gains       Losses       Value
--------------------------------------------------------------------------------------------------------
                                                                          (in millions)

Securities available for sale:
  U.S. Treasury                                          $     711  $        --  $        (4)  $     707
  U.S. Government sponsored enterprises (1)                 10,850           25         (251)     10,624
  U.S. Government agency issued or guaranteed                2,466           10          (48)      2,428
  Obligations of U.S. states and political subdivisions        487           --           (5)        482
  Asset backed securities                                    1,165            2           (4)      1,163
  Other domestic debt securities                             1,700            6          (15)      1,691
  Foreign debt securities                                      611            8           (5)        614
  Equity securities                                             49            6           --          55
                                                         ---------  -----------  -----------   ---------
  Securities available for sale                          $  18,039  $        57  $      (332)  $  17,764
                                                         =========  ===========  ===========   =========
Securities held to maturity:
  U.S. Treasury                                          $      83  $        --  $        --   $      83
  U.S. Government sponsored enterprises (1)                  1,860           57          (21)      1,896
  U.S. Government agency issued or guaranteed                  644           31           (1)        674
  Obligations of U.S. states and political subdivisions        369           25           --         394
  Other domestic debt securities                               164            1           (1)        164
  Foreign debt securities                                       51           --           --          51
                                                         ---------  -----------  -----------   ---------
  Securities held to maturity                            $   3,171  $       114  $       (23)  $   3,262
                                                         =========  ===========  ===========   =========


(1) Includes primarily mortgage-backed securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets (SFAS 156). HUSI adopted this standard effective January 1, 2006 (see
Note 5, of these consolidated financial statements), electing to reclassify securities used to offset changes in economic value of mortgage servicing rights
(MSRs) from the available for sale portfolio to trading assets at that date. At December 31, 2005, these securities had a book value of $115 million and a fair value of $111 million.


                                       9




The following tables provide a summary of gross unrealized losses and related fair values, classified as to the length of time the losses have existed.


--------------------------------------------------------------------------------------------------------------------
                                            One Year or Less                          Greater Than One Year
                                  ---------------------------------------   ----------------------------------------
                                      Number        Gross       Aggregate       Number         Gross       Aggregate
                                          of   Unrealized      Fair Value           of    Unrealized      Fair Value
March 31, 2006                    Securities       Losses   of Investment   Securities        Losses   of Investment
--------------------------------------------------------------------------------------------------------------------
                                                                      (in millions)

Securities available for sale:
  U.S. Treasury                           13  $       (15)  $       1,060           --   $        --   $          --
  U.S. Government
    sponsored enterprises (1)            656         (260)          7,376           66           (95)          1,881
  U.S. Government agency
    issued or guaranteed                 603          (69)          3,382          103           (37)            375
  All other securities                   148          (40)          2,206           35            (6)            359
                                  ----------  -----------   -------------   ----------   -----------   -------------
  Securities available for sale        1,420  $      (384)  $      14,024          204   $      (138)  $       2,615
                                  ==========  ===========   =============   ==========   ===========   =============

Securities held to maturity:
  U.S. Government
    sponsored enterprises (1)             42  $       (23)  $         645            4   $        (5)  $          44
  U.S. Government agency
    issued or guaranteed                 216           (2)             87           --            --              --
  All other securities                    11           (5)            175           11            (1)              8
                                  ----------  -----------   -------------   ----------   -----------   -------------
  Securities held to maturity            269  $       (30)  $         907           15   $        (6)  $          52
                                  ==========  ===========   =============   ==========   ===========   =============


(1)   Includes primarily mortgage-backed securities issued by FNMA and FHLMC.




--------------------------------------------------------------------------------------------------------------------
                                            One Year or Less                          Greater Than One Year
                                  ---------------------------------------   ----------------------------------------
                                      Number        Gross       Aggregate       Number         Gross       Aggregate
                                          of   Unrealized      Fair Value           of    Unrealized      Fair Value
December 31, 2005                 Securities       Losses   of Investment   Securities        Losses   of Investment
--------------------------------------------------------------------------------------------------------------------
                                                                      (in millions)

Securities available for sale:
  U.S. Government
    sponsored enterprises (1)            560  $      (176)  $       7,313           46   $       (75)  $       1,434
  U.S. Government agency
    issued or guaranteed                 288          (22)          1,346           82           (26)            434
  All other securities                   113          (32)          2,944           39            (1)             82
                                  ----------  -----------   -------------   ----------   -----------   -------------
  Securities available for sale          961  $      (230)  $      11,603          167   $      (102)  $       1,950
                                  ==========  ===========   =============   ==========   ===========   =============

Securities held to maturity:
  U.S. Government
    sponsored enterprises (1)             28  $       (14)  $         397            3   $        (7)  $          41
  U.S. Government agency
    issued or guaranteed                 181           (1)             34           --            --              --
  All other securities                    11           --             167           12            (1)              9
                                  ----------  -----------   -------------   ----------   -----------   -------------
  Securities held to maturity            220  $       (15)  $         598           15   $        (8)  $          50
                                  ==========  ===========   =============   ==========   ===========   =============


(1)   Includes primarily mortgage-backed securities issued by FNMA and FHLMC.

Gross unrealized losses within the available for sale securities and held to maturity securities portfolios increased during the three months ended March 31, 2006 due to rising short-term and medium-term interest rates. Since substantially all of these securities are high credit grade (i.e., AAA or AA), and HUSI has the ability and intent to hold these securities until maturity or a market price recovery, they are not considered to be other than temporarily impaired.


                                       10



Note 3. Loans
--------------------------------------------------------------------------------

The composition of HUSI's loan portfolio is summarized in the following table.


------------------------------------------------------------------------------------------------
                                                March 31, 2006             December 31, 2005
                                            ------------------------    ------------------------
                                               Total   Held for Sale       Total   Held for Sale
------------------------------------------------------------------------------------------------
                                                                (in millions)

Commercial:
  Construction and other real estate        $  9,195        $     --    $  9,123        $     --
  Other commercial                            17,609              --      18,598              --
Consumer:
  Residential mortgage                        44,328           5,608      43,970           4,175
  Credit card receivables                     14,461              --      15,514              --
  Other consumer loans                         3,058             427       3,137             390
                                            --------        --------    --------        --------
Total loans                                 $ 88,651        $  6,035    $ 90,342        $  4,565
                                            ========        ========    ========        ========


Loans pledged as collateral are summarized in Note 10 on page 17 of this Form 10-Q.

      Loans Held for Sale

Loans held for sale are recorded at the lower of aggregate cost or market value. Aggregate cost exceeded market value at March 31, 2006 and December 31, 2005, resulting in recorded valuation allowance of $70 million and $26 million respectively.

In June 2005, HUSI began acquiring residential mortgage loans from unaffiliated third parties, with the intent of selling the loans to an HSBC affiliate, HSBC Markets (USA) Inc. (HMUS). The increase in held for sale loans during 2006 directly resulted from this activity. Further information regarding loans held for sale to HMUS is provided on page 25 of this Form 10-Q.

      Concentrations of Credit Risk

Certain residential mortgage loans have high loan-to-value (LTV) ratios and no mortgage insurance, which could result in failure to recover the entire investment in loans involving foreclosed or damaged properties.

HUSI also offers interest-only residential mortgage loans. These interest-only loans allow customers to pay only the accruing interest for a period of time, which results in lower payments during the initial loan period. Depending on a customer's financial situation, the subsequent increase in the required payment attributable to loan principal could affect a customer's ability to repay the loan at some future date when the interest rate resets and/or principal payments are required.

As with any non-conforming and non-prime loan products, HUSI utilizes high underwriting standards and prices these loans in a manner that is appropriate to compensate for higher risk.

Outstanding balances of high LTV and interest-only loans are summarized in the following table.


-----------------------------------------------------------------------------------------------
                                                                       March 31,   December 31,
                                                                            2006          2005
-----------------------------------------------------------------------------------------------
                                                                            (in millions)

Residential mortgage loans with high LTV and no mortgage insurance      $  3,338      $  3,510
Interest-only residential mortgage loans                                   8,396         8,713
                                                                        --------      --------
Total loans                                                             $ 11,734      $ 12,223
                                                                        ========      ========



                                       11




      Credit Quality Statistics

An analysis of credit quality is provided beginning on page 44 of this Form
10-Q.

The following table provides a summary of credit quality statistics.


---------------------------------------------------------------------------------------------------------------------
                                            March 31,    December 31,    September 30,       June 30,       March 31,
                                                 2006            2005            2005            2005            2005
---------------------------------------------------------------------------------------------------------------------
                                                                         (in millions)

Nonaccruing loans
  Balance at end of period:
    Commercial:
       Construction and other real
         estate                          $         21    $         15    $         32    $         29    $         28
       Other commercial                            64              70              77              81              99
                                         ------------    ------------    ------------    ------------    ------------
       Total commercial                            85              85             109             110             127
                                         ------------    ------------    ------------    ------------    ------------
    Consumer:
       Residential mortgages                      160             156             126             115             116
       Credit card receivables                     --              --              --              --              --
       Other consumer loans                        --              --              --              --              --
                                         ------------    ------------    ------------    ------------    ------------
       Total consumer loans                       160             156             126             115             116
                                         ------------    ------------    ------------    ------------    ------------
  Total nonaccruing loans                $        245    $        241    $        235    $        225    $        243
                                         ============    ============    ============    ============    ============

  As a percent of loans:
    Commercial:
       Construction and other real
         estate                                   .23%            .16%            .36%            .33%            .33%
       Other commercial                           .36             .38             .48             .53             .66
                                         ------------    ------------    ------------    ------------    ------------
       Total commercial                           .32             .31             .43             .46             .54
                                         ------------    ------------    ------------    ------------    ------------
    Consumer:
       Residential mortgages                      .36             .35             .27             .24             .24
       Credit card receivables                     --              --              --              --              --
       Other consumer loans                        --              --              --              --              --
                                         ------------    ------------    ------------    ------------    ------------
       Total consumer loans                       .26             .25             .20             .18             .18
                                         ------------    ------------    ------------    ------------    ------------
  Total                                           .28%            .27%            .26%            .26%            .28%
                                         ============    ============    ============    ============    ============

Interest income on nonaccruing loans
  (quarterly total):
  Amount which would have been
    recorded had the associated loans
    been current in accordance with
    their original terms                 $          5    $          8    $          5    $          7    $          5
  Amount actually recorded                          1               5               3               1               3

Accruing loans contractually past due
  90 days or more as to principal or
  interest:
  Total commercial                       $          6    $         19    $          4    $          7    $         13
                                         ------------    ------------    ------------    ------------    ------------
  Residential mortgages                            --              27               1              --               1
  Credit card receivables                         244             248             237             206             210
  Other consumer loans                             17              17              15              14              15
                                         ------------    ------------    ------------    ------------    ------------
    Total consumer loans                          261             292             253             220             226
                                         ------------    ------------    ------------    ------------    ------------
  Total accruing loans contractually
    past due 90 days or more             $        267    $        311    $        257    $        227    $        239
                                         ============    ============    ============    ============    ============

Criticized assets (balance at end of
  period):
  Special mention                        $        648    $        706    $        735    $        706    $        728
  Substandard                                     858             721             736             761             535
  Doubtful                                         20              25              29              28              34
                                         ------------    ------------    ------------    ------------    ------------
  Total                                  $      1,526    $      1,452    $      1,500    $      1,495    $      1,297
                                         ============    ============    ============    ============    ============

Impaired loans:
  Balance at end of period               $         85    $         90    $        115    $        102    $        119
  Amount with impairment reserve                   23              27              51              79              96
  Impairment reserve                                7              10               8              19              21

Other real estate and owned assets:
  Balance at end of period               $         40    $         35    $         31    $         25    $         20
  Ratio of total nonaccruing loans,
    other real estate and owned assets
    to total assets                               .18%            .18%            .18%            .17%            .19%



                                       12



Note 4. Allowance for Credit Losses
--------------------------------------------------------------------------------

Changes in the allowance for credit losses are summarized in the following table.


----------------------------------------------------------------------------------------------------------
Quarter ended March 31                                                                    2006        2005
----------------------------------------------------------------------------------------------------------
                                                                                         (in millions)

Balance at beginning of quarter                                                       $    846    $    788
Allowance related to disposition of certain private label credit card relationships         (6)         --
Charge offs                                                                                230         199
Recoveries                                                                                  70          77
                                                                                      --------    --------
  Net charge offs                                                                          160         122
                                                                                      --------    --------
Provision charged to income                                                                157         107
                                                                                      --------    --------
Balance at end of quarter                                                             $    837    $    773
                                                                                      ========    ========


Further analysis of credit quality and the allowance for credit losses is presented on pages 44-46 of this Form 10-Q. Credit quality statistics are provided in Note 3, beginning on page 11.

Note 5. Intangible Assets
--------------------------------------------------------------------------------

The composition of intangible assets is summarized in the following table.

--------------------------------------------------------------------------------
                                                        March 31,   December 31,
                                                            2006            2005
--------------------------------------------------------------------------------
                                                             (in millions)
Mortgage servicing rights                               $    465        $    418
Other                                                         43              45
                                                        --------        --------
Intangible assets                                       $    508        $    463
                                                        ========        ========

      Mortgage Servicing Rights (MSRs)

HUSI recognizes the right to service mortgage loans as a separate and distinct asset at the time the loans are sold. HUSI receives a fee for servicing the related residential mortgage loans. HUSI has one class of MSRs arising from sales of mortgage loans.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets (SFAS 156). HUSI adopted this standard effective January 1, 2006, electing to measure its one class of MSRs at fair value. Upon adoption, HUSI recorded a cumulative effect adjustment to beginning retained earnings of less than $1 million, representing the difference between the fair value and the carrying amount of MSRs as of the date of adoption.

MSRs are subject to interest rate risk, in that their value will fluctuate as a result of changes in the interest rate environment. Interest rate risk is mitigated through an active hedging program that uses securities and derivatives to offset changes in the economic value of MSRs. Since the hedging program involves trading activity, risk is quantified and managed using a number of risk assessment techniques, which are addressed in more detail beginning on page 53 of this Form 10-Q.

With the adoption of SFAS 156, HUSI also made an irrevocable election to reclassify securities used to offset changes in economic value of MSRs from available for sale to trading assets, effective January 1, 2006. At December 31, 2005, these securities had a book value of $115 million and a fair value of $111 million. The accumulated unrealized loss recorded in accumulated other comprehensive income of $4 million was reversed effective January 1, 2006, with the offsetting amount recorded as a cumulative effect adjustment to beginning retained earnings.

MSRs are initially measured at fair value at the time that the related loans are sold, and periodically remeasured using the fair value measurement method. This method requires that MSRs be measured at fair value at each reporting date with changes in fair value of the asset reflected in earnings in the period that the changes occur. Fair value is determined based upon the application of valuation models and other inputs. The valuation models


                                       13



incorporate assumptions market participants would use in estimating future cash flows. These assumptions include expected prepayments, default rates and market-based option adjusted spreads. The reasonableness of these pricing models is periodically validated by reference to external independent broker valuations and industry surveys.

Fair value of MSRs is calculated using the following critical assumptions.

--------------------------------------------------------------------------------
                                                       March 31,    December 31,
                                                            2006           2005
--------------------------------------------------------------------------------
Annualized constant prepayment rate (CPR)                  17.20%         16.30%
Constant discount rate                                     12.21%         12.07%
Weighted average life                                  5.6 years      5.5 years

The following table summarizes MSRs activity for the three months ended March 31, 2006, the first reporting period since adoption of SFAS 156.


-------------------------------------------------------------------------------------------------
Three months ended March 31                                                                 2006
-------------------------------------------------------------------------------------------------
                                                                                    (in millions)

Fair value of MSRs:
  Beginning balance                                                                        $ 418
  Additions related to loan sales                                                             23
  Changes in fair value due to:
    Change in valuation inputs or assumptions used in the valuation models                    45
    Realization of cash flows                                                                (21)
                                                                                           -----
  Ending balance                                                                           $ 465
                                                                                           =====



The following table summarizes activity for MSRs and the related valuation allowance for the three months ended March 31, 2005, which was prior to adoption of SFAS 156.



-------------------------------------------------------------------------------------------------
Three months ended March 31                                                                 2005
-------------------------------------------------------------------------------------------------
                                                                                    (in millions)

MSRs, net of accumulated amortization:
  Beginning balance                                                                        $ 416
  Additions related to loan sales                                                             13
  Permanent impairment charges                                                                (9)
  Amortization                                                                               (19)
                                                                                           -----
  Ending balance                                                                             401
                                                                                           -----
Valuation allowance for MSRs:
  Beginning balance                                                                         (107)
  Temporary impairment recovery                                                               17
  Permanent impairment charges                                                                 9
                                                                                           -----
  Ending balance                                                                             (81)
                                                                                           -----
MSRs, net of accumulated amortization and valuation allowance                              $ 320
                                                                                           =====


Note 6. Goodwill
--------------------------------------------------------------------------------

During the second quarter of 2005, HUSI completed its annual impairment test of goodwill and determined that the fair value of each of the reporting units exceeded its carrying value. As a result, no impairment loss was required to be recognized. During the first quarter of 2006, there were no events or transactions which warrant consideration for their impact on recorded book values assigned to goodwill.

Note 7. Income Taxes
--------------------------------------------------------------------------------

The following table presents HUSI's effective tax rates.

--------------------------------------------------------------------------------
Three months ended March 31                                2006            2005
--------------------------------------------------------------------------------
Effective tax rate                                         31.7%           35.8%


                                       14



In the first quarter of 2006, approximately $17 million of income tax liability, related mainly to the completion of ongoing tax audits, was released against tax expense, thereby reducing the effective tax rate by 3.8% for the first three months of 2006. The effective tax rate was further reduced due to an increase in available low income housing tax credits and a decrease in state and local income tax liabilities.

In the first quarter of 2005, HUSI finalized certain prior year state and local tax returns and recorded a $20 million reduction of income tax expense, reducing the effective tax rate by 4.1% for the first three months of 2005. This reduction represented the difference between its previous estimate of tax liability and the liability per the tax returns.

Note 8. Long-Term Debt
--------------------------------------------------------------------------------

Long-term debt is summarized in the following table.

--------------------------------------------------------------------------------
                                                        March 31,   December 31,
                                                             2006           2005
--------------------------------------------------------------------------------
                                                            (in millions)
Senior debt                                          $     22,377   $     22,218
Subordinated debt                                           5,601          5,722
All other                                                      18             19
                                                     ------------   ------------
Total long-term debt                                 $     27,996   $     27,959
                                                     ============   ============

Information regarding the material components of long-term debt is provided in
Note 14 of the consolidated financial statements, beginning on page 112 of the 2005 Form 10-K.

Note 9. Related Party Transactions
--------------------------------------------------------------------------------

In the normal course of business, HUSI conducts transactions with HSBC and its subsidiaries (HSBC affiliates). These transactions occur at prevailing market rates and terms. All extensions of credit by HUSI to other HSBC affiliates are legally required to be secured by eligible collateral. The following table presents related party balances and the income and expense generated by related party transactions.


----------------------------------------------------------------------------------------------------
                                                                           March 31,    December 31,
                                                                                2006            2005
----------------------------------------------------------------------------------------------------
                                                                               (in millions)

Assets:
  Cash and due from banks                                               $        138    $        121
  Interest bearing deposits with banks                                           548              67
  Federal funds sold and securities purchased under resale agreements            122             111
  Trading assets                                                               5,787           5,386
  Loans                                                                        1,154           1,901
  Other                                                                          129              78
                                                                        ------------    ------------
  Total assets                                                          $      7,878    $      7,664
                                                                        ============    ============
Liabilities:
  Deposits                                                              $      8,349    $     10,131
  Trading account liabilities                                                  4,806           4,545
  Short-term borrowings                                                        1,727             698
  Other                                                                           91             106
                                                                        ------------    ------------
  Total liabilities                                                     $     14,973    $     15,480
                                                                        ============    ============



----------------------------------------------------------------------------------------------------
Three months ended March 31                                                     2006            2005
----------------------------------------------------------------------------------------------------
                                                                                (in millions)

Interest income                                                         $         11    $          9
Interest expense                                                                 100              64
Trading losses                                                                  (363)           (321)
Other revenues                                                                    55              40
Support services from HSBC affiliates:
  Fees paid to HSBC Finance Corporation                                          116             106
  Treasury and traded markets services and other fees                             92              64
  Fees paid to HSBC Technology & Services (USA) Inc. (HTSU) for
    technology services                                                           57              48



                                       15



The following business transactions conducted with HSBC Finance Corporation impacted operations during the first quarter of 2006.

      Credit Card Receivables and Other Loan Transactions

o In December 2004, HUSI acquired a private label receivable portfolio from HSBC Finance Corporation, which primarily included credit card receivables and retained interests associated with securitized credit card receivables. HSBC Finance Corporation retained and continues to service the customer relationships, for which they charged HUSI servicing fees of $98 million and $92 million for the three months ended March 31, 2006 and 2005 respectively. In July 2004, HUSI sold certain MasterCard(1)/Visa2 credit card relationships to HSBC Finance Corporation, but retained the receivable balances associated with these relationships. By agreement, HUSI is purchasing receivables generated by these private label and MasterCard/Visa customer relationships at fair value on a daily basis. Premiums paid are being amortized to interest income over the estimated life of the receivables purchased. Since the original private label receivables acquisition and MasterCard/Visa relationship sale, the underlying customer balances included within these portfolios have revolved, and new private label relationships have been added. Activity related to these portfolios is summarized in the following table.


----------------------------------------------------------------------------------------------------------
                                                                 Private Label          MasterCard/Visa
                                                             ---------------------   ---------------------
Quarter ended March 31                                            2006        2005        2006        2005
----------------------------------------------------------------------------------------------------------
                                                                             (in millions)

Receivable balances at beginning of period                   $  14,355   $  10,936   $   1,159   $   1,142
                                                             =========   =========   =========   =========
Receivable balances at end of period                            13,332      10,892       1,129       1,109
                                                             =========   =========   =========   =========
Premium paid to HSBC Finance Corporation during the period          77         103           8           8
                                                             =========   =========   =========   =========


o During the quarter ended March 31, 2006, HUSI purchased approximately $186 million of consumer loans at fair value from originating lenders pursuant to HSBC Finance Corporation correspondent loan programs.

      Other Transactions

o Support services from HSBC affiliates includes charges by HSBC Finance Corporation under various service level agreements for loan origination and servicing as well as other operational and administrative support.

o HBUS is the originating lender for a federal income tax refund anticipation loan program for clients of various third party tax preparers, which is managed by HSBC Finance Corporation. By agreement, HBUS processes applications, funds and subsequently sells these loans to HSBC Finance Corporation. During the quarter ended March 31, 2006, approximately $27 billion of loans were originated by HBUS and sold to HSBC Finance Corporation, resulting in gains of approximately $19 million and fees paid to HSBC Finance Corporation of $3 million. For the same 2005 quarter, $24 billion of loans were sold to HSBC Finance Corporation, resulting in gains of $17 million and fees paid of $3 million.

o At March 31, 2006, HUSI had a $2 billion unused line of credit with HSBC Finance Corporation. The interest rate is comparable to third party rates for a line of credit with similar terms.

o Trading losses primarily represent the mark to market of the intercompany components of interest rate and foreign currency derivative swap transactions entered into with HSBC Finance Corporation. Specifically, HSBC Finance Corporation enters into these swap contracts with HUSI in order to hedge its interest rate positions. HUSI, within its Corporate, Investment Banking and Markets business, accounts for these transactions on a mark to market basis, with the change in value on the intercompany component substantially offset by the mark to market of related contracts entered into with HSBC affiliates and third parties.

---------------
(1) MasterCard is a registered trademark of MasterCard International, Incorporated.

(2)   Visa is a registered trademark of Visa USA, Inc.


                                       16



The following business transactions were conducted with HMUS during the first quarter of 2006.

o HUSI utilizes HMUS for broker dealer, debt underwriting, customer referrals and for other treasury and traded markets related services, pursuant to service level agreements. Debt underwriting fees charged by HMUS are deferred as a reduction of long-term debt and amortized to interest expense over the life of the related debt. Customer referral fees paid to HMUS are netted against customer fee income, which is included in other fees and commissions. All other fees charged by HMUS are included in support services from HSBC affiliates.

o In June 2005, HUSI began acquiring residential mortgage loans, excluding servicing, from unaffiliated third parties and subsequently selling these acquired loans to HMUS. HUSI maintains no ownership interest in the residential mortgage loans after sale. During the first quarter of 2006, HUSI sold $4 billion of loans to HMUS for total gains on sale of $17 million, which are included in other revenues.

At March 31, 2006, HUSI had an unused line of credit with HSBC of $2 billion. The interest rate is comparable to third party rates for a line of credit with similar terms.

HUSI has extended loans and lines of credit to various other HSBC affiliates totaling $1.4 billion, of which $180 million was outstanding at March 31, 2006. Interest rates are comparable to third party rates for a line of credit with similar terms.

At March 31, 2006 and December 31, 2005, the aggregate notional amounts of all derivative contracts with other HSBC affiliates were approximately $644 billion and $570 billion respectively. The net credit risk exposure related to these contracts was approximately $5 billion at both March 31, 2006 and December 31, 2005.

Domestic employees of HUSI participate in a defined benefit pension plan sponsored by HNAH. Additional information regarding pensions is provided in Note 11 of these consolidated financial statements.

Employees of HUSI participate in one or more stock compensation plans sponsored by HSBC. HUSI's share of the expense of these plans on a pre-tax basis for the first three months of 2006 and 2005 was approximately $11 million and $9 million respectively. As of March 31, 2006, HUSI had approximately $79 million of compensation cost related to nonvested stock compensation plans, which is expected to be recognized over a weighted-average period of 1.9 years. A description of these stock compensation plans begins on page 125 of HUSI's 2005 Form 10-K.

Note 10. Pledged Assets
--------------------------------------------------------------------------------

The following table presents pledged assets included in the consolidated balance sheet.

--------------------------------------------------------------------------------
                                                          March 31, December 31,
                                                               2006       2005
--------------------------------------------------------------------------------
                                                              (in millions)
Interest bearing deposits with banks                      $ 1,751    $     1,170
Trading assets                                              2,745          1,452
Securities available for sale                               5,595          6,369
Securities held to maturity                                   467            447
Loans                                                       8,387          8,204
                                                          -------    -----------
Total                                                     $18,945    $    17,642
                                                          =======    ===========

Securities available for sale are primarily pledged against various short-term borrowings. Loans are primarily residential mortgage loans pledged against long-term borrowings from the Federal Home Loan Bank and private label receivables pledged against long-term secured borrowings.


                                       17



Note 11. Pensions and Other Postretirement Benefits
--------------------------------------------------------------------------------

In November 2004, sponsorship of the U.S. defined benefit pension plans and the health and life insurance plan of HUSI and HSBC Finance Corporation were transferred to HNAH. Effective January 1, 2005, the separate U.S. defined benefit pension plans were merged into a single defined benefit pension plan, which facilitated the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC affiliates operating in the U.S. As a result, HUSI's prepaid pension asset of $482 million, and a related deferred tax liability of $203 million, were transferred to HNAH. The net transfer amount of $279 million is reflected as a reduction of capital surplus for 2005 on the consolidated statement of changes in shareholders' equity.

The following table presents the components of net periodic benefit cost as allocated to HUSI from HNAH.


------------------------------------------------------------------------------------------------
                                                                                    Other
                                                                                Postretirement
                                                         Pension Benefits          Benefits
                                                        -----------------       ----------------
Three months ended March 31                              2006        2005        2006       2005
------------------------------------------------------------------------------------------------
                                                                      (in millions)

Net periodic benefit cost:
  Service cost - benefits earned during the period      $   8       $  11       $  --      $   1
  Interest cost on projected benefit obligation            17          17           2          2
  Expected return on plan assets                          (22)        (25)         --         --
  Recognized losses                                         3           1          --         --
  Transition amount amortization                           --          --           1          1
                                                        -----       -----       -----      -----
  Net periodic benefit cost                             $   6       $   4       $   3      $   4
                                                        =====       =====       =====      =====


During 2006 HUSI expects to make no contribution for pension benefits and to pay postretirement benefits of approximately $9 million.


                                       18



Note 12. Business Segments
--------------------------------------------------------------------------------

HUSI has five distinct business segments that it utilizes for management reporting and analysis purposes. The business segments are based upon customer groupings, as well as products and services offered. The business segments are described in the following paragraphs.

      The Personal Financial Services (PFS) Segment

This segment provides a broad range of financial products and services including installment and revolving term loans, deposits, branch services, mutual funds, investments and insurance. These products are marketed to individuals primarily through the branch banking network and increasingly through e-banking channels. Residential mortgage lending provides loan financing through direct retail and wholesale origination channels. Mortgage loans are originated through a network of brokers, wholesale agents and retail origination offices. Servicing is performed for the individual mortgage holder or on a contractual basis for mortgages owned by third parties.

The PFS segment continues to include MasterCard/Visa credit card receivables acquired on a daily basis, related to account relationships which HUSI sold to HSBC Finance Corporation in 2004.

      The Consumer Finance (CF) Segment

Effective for the first quarter of 2005, HUSI formed a new business segment, Consumer Finance (CF), which was reported as a component of PFS in prior periods. The CF segment includes point of sale and other lending activities primarily to meet the financial needs of individuals. Specifically, operating activity within the CF segment relates to various consumer loans, private label credit card receivables, and retained interests in securitized receivable trusts purchased from HSBC Finance Corporation, as well as consumer loans purchased from originating lenders pursuant to HSBC Finance Corporation correspondent loan programs.

      The Commercial Banking (CMB) Segment

This segment provides loan and deposit products to small businesses and middle-market corporations including specialized products such as real estate financing. Various credit and trade related products such as standby facilities, performance guarantees and acceptances are also offered. These products and services are offered through multiple delivery systems, including the branch banking network.

Effective January 1, 2006, the CMB segment also includes activity related to an equity investment in Wells Fargo HSBC Trade Bank N.A., which was previously reported in the Other segment. For comparability purposes, 2005 segment results have been revised to reflect this change.

      The Corporate, Investment Banking and Markets (CIBM) Segment

This segment is comprised of Corporate/Institutional Banking (CIB) and Investment Banking and Markets (IBM). CIB provides deposit and lending products to large and multi-national corporations and banks. U.S. dollar clearing services are offered for domestic and international wire transfer transactions. Credit and trade related products such as standby facilities, performance guarantees and acceptances are also provided by CIB to large corporate entities. The IBM component includes treasury and traded markets. The treasury function maintains overall responsibility for the investment and borrowing of funds to ensure liquidity, manage interest rate risk and capital at risk. Traded markets encompasses structured transactions as well as the trading and sale of foreign exchange, banknotes, derivatives, precious metals, securities and emerging markets instruments, both domestically and internationally.

      The Private Banking (PB) Segment

This segment offers a full range of services for high net worth domestic and foreign individuals including deposit, lending, trading, trust, branch services, mutual funds, insurance and investment management.


                                       19



      Other Segment

This segment includes an equity investment in HSBC Republic Bank (Suisse) S.A. and certain corporate expenses not allocated to other business segments.

The following table summarizes the results for each segment. The net interest income component in the table reflects actual interest earned, net of cost of funds as determined by corporate transfer pricing methodology.

Analysis of operating results for each segment begins on page 39 of this Form 10-Q.


-------------------------------------------------------------------------------------------------------------------
                                         PFS         CF         CMB        CIBM          PB       Other       Total
-------------------------------------------------------------------------------------------------------------------
                                                                     (in millions)

Three months ended March 31:
2006
  Net interest income (1)           $    309   $    153    $    178    $     53    $     48    $     (6)   $    735
  Other revenues                         135        119          49         273          76           6         658
                                    --------   --------    --------    --------    --------    --------    --------
  Total revenues                         444        272         227         326         124          --       1,393
  Operating expenses (2)                 291        110         110         183          75          16         785
                                    --------   --------    --------    --------    --------    --------    --------
  Working contribution                   153        162         117         143          49         (16)        608
  Provision for credit losses (3)         16        135           4           2          --          --         157
                                    --------   --------    --------    --------    --------    --------    --------
  Income (loss) before income
    tax expense                     $    137   $     27    $    113    $    141    $     49    $    (16)   $    451
                                    ========   ========    ========    ========    ========    ========    ========

  Average assets                    $ 44,070   $ 20,544    $ 16,734    $ 71,321    $  5,473    $    336    $158,478
  Average liabilities/equity (4)      47,094      1,684      19,928      79,252      10,520          --     158,478
  Goodwill at March 31                 1,169         --         467         630         428          --       2,694

2005
  Net interest income (1)           $    300   $    130    $    154    $    154    $     40    $     (3)   $    775
  Other revenues                         128         80          38         167          58           7         478
                                    --------   --------    --------    --------    --------    --------    --------
  Total revenues                         428        210         192         321          98           4       1,253
  Operating expenses (2)                 251        107          98         134          64          --         654
                                    --------   --------    --------    --------    --------    --------    --------
  Working contribution                   177        103          94         187          34           4         599
  Provision for credit losses (3)         22        109          (5)        (18)         (1)         --         107
                                    --------   --------    --------    --------    --------    --------    --------
  Income before income tax
    expense                         $    155   $     (6)   $     99    $    205    $     35    $      4    $    492
                                    ========   ========    ========    ========    ========    ========    ========

  Average assets                    $ 50,752   $ 18,282    $ 14,920    $ 53,101    $  4,720    $    309    $142,084
  Average liabilities/equity (4)      43,733        533      16,176      72,243       9,399          --     142,084
  Goodwill at March 31                 1,169         --         468         631         428          --       2,696


(1) Net interest income of each segment represents the difference between actual interest earned on assets and interest paid on liabilities of the segment adjusted for a funding charge or credit. Segments are charged a cost to fund assets (e.g. customer loans) and receive a funding credit for funds provided (e.g. customer deposits) based on equivalent market rates.

(2) Expenses for the segments include apportioned corporate overhead expenses. For the first quarter of 2006, expenses included within the Other business segment include certain corporate charges.

(3) The provision apportioned to the segments is based on the segments' net charge offs and the change in allowance for credit losses.

(4) Common shareholder's equity and earnings on common shareholder's equity are allocated back to the segments based on the percentage of capital assigned to the business.


                                       20



Note 13. Regulatory Capital
--------------------------------------------------------------------------------

The following table presents the capital ratios of HUSI and HBUS calculated in accordance with banking regulations. To be categorized as "well-capitalized" under the Federal Reserve Board, Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency guidelines, a banking institution must have the minimum ratios reflected in the table, and must not be subject to a directive, order, or written agreement to meet and maintain specific capital levels.


------------------------------------------------------------------------------------------------------
                                                     Well-Capitalized    March 31,       December 31,
                                                       Minimum Ratio          2006              2005
------------------------------------------------------------------------------------------------------

Total capital (to risk weighted assets)
  HUSI                                                     10.00%            12.10%            12.53%
  HBUS                                                     10.00             11.98             12.32
Tier 1 capital (to risk weighted assets)
  HUSI                                                      6.00              8.10              8.25
  HBUS                                                      6.00              8.15              8.29
Tier 1 capital (to average assets)
  HUSI                                                      3.00              6.44              6.51
  HBUS                                                      5.00              6.56              6.61
Tangible common equity (to risk weighted assets)
  HUSI                                                                        6.34              6.40
  HBUS                                                                        8.19              8.33


Note 14. Variable Interest Entities (VIEs)
--------------------------------------------------------------------------------

HUSI, in the ordinary course of business, makes use of VIE structures in a variety of business activities, primarily to facilitate client needs. VIE structures are utilized after careful consideration of the most appropriate structure needed to achieve HUSI's control and risk management objectives and to help ensure an efficient structure from a taxation and regulatory perspective.

      Consolidated VIEs

During the first quarter of 2006, HUSI entered into a series of transactions with VIEs organized by HSBC affiliates and unrelated third parties. These VIEs were structured as trusts or corporations that issue fixed or floating rate instruments backed by the assets of the issuing entities. HUSI sold trading assets to the VIEs and subsequently entered into total return swaps with the VIEs whereby HUSI receives the total return on the transferred assets and, in return, pays a market rate of return to its counterparties. HUSI has determined that it is the primary beneficiary of these VIEs under the applicable accounting literature and, accordingly, consolidated $2,383 million in trading assets at March 31, 2006. These assets are pledged as collateral for obligations of the VIEs. The holders of the instruments issued by the VIEs have no recourse to the general credit of HUSI beyond the assets sold to the VIEs and pledged as collateral.

      Unconsolidated VIEs

HUSI also holds variable interests in various other VIEs which are not consolidated at March 31, 2006. HUSI is not the primary beneficiary of these VIE structures. Information for unconsolidated VIEs is presented in the following table and commentary. Descriptions of these VIE relationships are included in pages 136-137 of HUSI's 2005 Form 10-K.


-----------------------------------------------------------------------------------------
                                               March 31, 2006         December 31, 2005
                                            ---------------------   ---------------------
                                                          Maximum                 Maximum
                                                Total    Exposure       Total    Exposure
                                               Assets     to Loss      Assets     to Loss
-----------------------------------------------------------------------------------------
                                                             (in millions)

Asset backed commercial paper conduits      $   9,823   $   8,237   $  10,183   $   7,423
Securitization vehicles                         1,750         558       1,774         565
Investment funds                                2,735          --       2,513          --
Capital funding vehicles                        1,114          32       1,093          32
Low income housing tax credits                  1,286         229       1,080         165
                                            ---------   ---------   ---------   ---------
Total                                       $  16,708   $   9,056   $  16,643   $   8,185
                                            =========   =========   =========   =========



                                       21


      Asset Backed Commercial Paper Conduits

HUSI provides a liquidity facility to an asset backed commercial paper conduit sponsored by an unrelated third party. HUSI does not transfer its own receivables into the financing entity, has no ownership interest in, no administrative duties, and does not service any assets of these conduits. The only interest HUSI has in these entities are liquidity facilities in the amount of approximately $1.7 billion at March 31, 2006. These facilities are excluded from the table summarizing HUSI's involvement in VIEs.

Note 15. New Accounting Pronouncements
--------------------------------------------------------------------------------

Effective January 1, 2006, HUSI adopted Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment, (SFAS 123R). The adoption of SFAS 123R did not have a material impact on HUSI's financial position or results of operations. Substantially all of the disclosure requirements of SFAS 123R that are applicable to HUSI were included in HUSI's 2005 Form 10-K. Certain disclosure requirements of SFAS 123R that were not included in the 2005 Form 10-K are included in Note 9 of these consolidated financial statements, beginning on page 15 of this Form 10-Q.

Effective January 1, 2006, HUSI adopted Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The adoption of SFAS 154 did not have any impact on HUSI's financial position or results of operations.

Effective January 1, 2006, HUSI adopted FASB Staff Position Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, (FSP 115-1 and FSP 124-1), in response to Emerging Issues Task Force 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The adoption of the impairment guidance contained in FSP 115-1 and FSP 124-1 did not have a material impact on HUSI's financial position or results of operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 permits companies to elect to measure at fair value entire financial instruments containing embedded derivatives that would otherwise have to be bifurcated and accounted for separately. SFAS 155 also requires companies to identify interests in securitized financial assets that are free standing derivatives or contain embedded derivatives that would have to be accounted for separately, clarifies which interest-only and principal-only strip receivables are subject to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and amends Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140) to revise the conditions of a qualifying special purpose entity. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of a company's first fiscal year that begins after September 15, 2006. Early adoption is permitted as of the beginning of a company's fiscal year, provided the company has not yet issued financial statements for that fiscal year. HUSI elected to early adopt SFAS 155 effective January 1, 2006. The adoption of SFAS 155 did not have a material impact on HUSI's financial position or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends previously issued guidance with respect to accounting for separately recognized loan servicing rights. HUSI early adopted this standard as of January 1, 2006 and elected to account for residential mortgage servicing rights at fair value prospectively. Refer to Note 5 of the consolidated financial statements, beginning on page 13 of this Form 10-Q, for information relating to the adoption of SFAS 156.


                                       22



Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)
--------------------------------------------------------------------------------

                                                                   HSBC USA Inc.
--------------------------------------------------------------------------------
CONSOLIDATED AVERAGE BALANCES AND INTEREST RATES

The following table shows the quarterly average balances of the principal components of assets, liabilities and shareholders' equity, together with their respective interest amounts and rates earned or paid, presented on a taxable equivalent basis.


                                                                    Three Months Ended March 31,
                                              ------------------------------------------------------------------------
                                                             2006                                 2005
                                              -----------------------------------  -----------------------------------
                                               Balance     Interest        Rate*     Balance     Interest       Rate*
                                              ------------------------------------------------------------------------
                                                                            (in  millions)

Assets
Interest bearing deposits with banks          $   4,710    $      52        4.50%   $   3,850    $      25        2.61%
Federal funds sold and securities
  purchased under resale agreements               6,683           74        4.47        3,639           24        2.66
Trading assets                                   10,096          108        4.33        6,623           59        3.61
Securities                                       21,313          270        5.14       18,318          214        4.73
Loans
  Commercial                                     26,351          385        5.92       22,503          250        4.51
  Consumer:
    Residential mortgages                        43,870          569        5.19       47,463          579        4.88
    Credit cards                                 15,160          267        7.16       12,169          158        5.26
    Other consumer                                3,241           65        8.16        3,645           62        6.93
                                              ---------    ---------      ------    ---------    ---------      ------
  Total consumer                                 62,271          901        5.87       63,277          799        5.12
                                              ---------    ---------      ------    ---------    ---------      ------
  Total loans                                    88,622        1,286        5.89       85,780        1,049        4.96
                                              ---------    ---------      ------    ---------    ---------      ------
Other                                               652           14        8.41          583            6        4.40
                                              ---------    ---------      ------    ---------    ---------      ------
Total earning assets                            132,076    $   1,804        5.54%     118,793    $   1,377        4.70%
                                              ---------    ---------      ------    ---------    ---------      ------
Allowance for credit losses                        (935)                                 (894)
Cash and due from banks                           4,148                                 4,013
Other assets                                     23,189                                20,172
                                              ---------                             ---------
Total assets                                  $ 158,478                             $ 142,084
                                              =========                             =========

Liabilities and Shareholders' Equity
Deposits in domestic offices
  Savings deposits                            $  32,819    $     153        1.90%   $  27,565    $      51        0.75%
  Other time deposits                            27,754          281        4.11       23,003          148        2.61
Deposits in foreign offices
  Foreign banks deposits                          7,186           77        4.33        8,048           45        2.24
  Other time and savings                         14,813          138        3.78       15,397           83        2.20
                                              ---------    ---------      ------    ---------    ---------      ------
Total interest bearing deposits                  82,572          649        3.19       74,013          327        1.79
                                              ---------    ---------      ------    ---------    ---------      ------
Short-term borrowings                            10,757           74        2.78        8,896           52        2.40
Long-term debt                                   28,195          339        4.87       23,870          219        3.72
                                              ---------    ---------      ------    ---------    ---------      ------
Total interest bearing liabilities              121,524        1,062        3.54      106,779          598        2.27
                                              ---------    ---------      ------    ---------    ---------      ------
Net interest income / Interest rate spread                 $     742        2.00%                $     779        2.43%
                                                           ---------      ------                 ---------      ------
Noninterest bearing deposits                     10,165                                 9,766
Other liabilities                                15,077                                14,596
Total shareholders' equity                       11,712                                10,943
                                              ---------                             ---------
Total liabilities and shareholders' equity    $ 158,478                             $ 142,084
                                              =========                             =========
Net interest margin on average earning
  assets                                                                    2.28%                                 2.66%
                                                                          ------                                ------
Net interest margin on average total assets                                 1.90%                                 2.22%
                                                                          ======                                ======


*     Rates are calculated on unrounded numbers.

Total weighted average rate earned on earning assets is interest and fee earnings divided by daily average amounts of total interest earning assets, including the daily average amount on nonperforming loans. Loan interest for the first three months of 2006 and 2005 included fees of $12 million and $8 million respectively.

Certain reclassifications have been made to prior period amounts to conform to the current period presentations.


                                       23



FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

The MD&A should be read in conjunction with the consolidated financial statements, notes and tables included elsewhere in this Form 10-Q and with HUSI's 2005 Form 10-K. The MD&A may contain certain statements that may be forward-looking in nature within the meaning of the Private Securities Litigation Reform Act of 1995. HUSI's results may differ materially from those noted in the forward-looking statements. Words such as "believe", "expects", "estimates", "targeted", "anticipates", "goal" and similar expressions are intended to identify forward-looking statements but should not be considered as the only means through which these statements may be made. Statements that are not historical facts, including statements about management's beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties and are based on current views and assumptions. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements. For a list of important risk factors that may affect HUSI's actual results, see Cautionary Statement on Forward-Looking Statements and Risk Factors in Part I of HUSI's 2005 Form 10-K and Risk Factors in Part II of this Form 10-Q.

EXECUTIVE OVERVIEW
--------------------------------------------------------------------------------

Income before income tax expense decreased $41 million (8%) in the first quarter of 2006, as compared with the same 2005 period, primarily due to the following factors:

o decreased net interest income resulting from continued increases in short-term interest rates and flattening of the yield curve, particularly affecting balance sheet management income within the CIBM business segment; and

o increased operating expenses within the PFS, CMB and PB business segments associated with expansion of the core banking network and rollout of the online savings product, and within the CIBM business segment due to the impact of the buildout of the business platform.

The items noted above were partially offset by improved results in the following areas:

o increased income before income tax expense for the private label credit card receivable portfolio, included within the CF business segment, primarily due to decreased amortization of premiums paid for credit card receivables acquired from HSBC Finance Corporation;

o increased other revenues within the CIBM business segment attributable to improved trading results and to the recognition of income relating to certain derivative contracts that was deferred at December 31, 2005;

o increased income before income tax expense in the CMB business segment resulting from product and business expansion initiatives in 2005 and 2006; and

o increased income before income tax expense within the PB business segment, due to increased revenues from advisory services offered to clients, and to higher earnings on a foreign equity investment.

Income tax expense decreased $33 million (19%) in the first quarter of 2006, as compared with the same 2005 period, due partially to decreased income before income tax expense, and partially to a release of $17 million of income tax liability related to completion of ongoing audits. Refer to Note 7 of the consolidated financial statements on page 14 of this Form 10-Q for additional information.

Private Label Loan Portfolio

In December of 2004, HUSI acquired approximately $12 billion of loans, primarily private label credit card receivables, from HSBC Finance Corporation at fair value, without recourse. During 2005, interest income was significantly reduced by amortization of the initial premium paid for the portfolio, which was heavily front-loaded into 2005 in relation to expected runoff of the receivable balances. During the first quarter of 2006, total premium amortization associated with the portfolio decreased $47 million in comparison to the same 2005 period, primarily due to reduced amortization of the initial premium paid.


                                       24



By agreement, HUSI is purchasing additional private label credit card receivables from HSBC Finance Corporation at fair value on a daily basis. Since the original acquisition, the underlying private label customer balances have revolved, and new relationships have been added, resulting in increased receivable balances. Refer to Note 9 of the consolidated financial statements, beginning on page 15 of this Form 10-Q for further discussion of receivables acquired from HSBC Finance Corporation.

Residual interests in securitized credit card receivable pools were also acquired from HSBC Finance Corporation. Securitization revenue from these securitized trusts decreased $27 million in the first quarter of 2006, as compared with the same 2005 period, due to significantly reduced receivable balances maintained in the trusts. As the balance requirements of these trusts decrease, receivables maintained on the balance sheet increase, resulting in increased net interest income. Refer to the Other Revenues commentary beginning on page 33 of this Form 10-Q for further discussion of securitization revenue.

Residential Mortgage Loans Held for Sale to an HSBC Affiliate

In June 2005, HUSI began acquiring residential mortgage loans from unaffiliated third parties with the intent of selling these loans to an HSBC affiliate, HSBC Markets (USA) Inc. (HMUS). HMUS in turn is selling these loans to securitization vehicles. These loans are recorded by HUSI at the lower of their aggregate cost or market value, with adjustments to market value being recorded in a valuation reserve. The loans are generally held on HUSI's balance sheet for 30-90 days, resulting in activity that affects various balance sheet and income statement line items. HUSI maintains a portfolio of derivatives and securities which are used as economic hedges to offset changes in market values of the loans held for sale to HMUS. Gains on sales of loans result from incremental value realized on pools of loans actually sold to HMUS for securitization. During the first quarter of 2006, the following activity was recorded as a result of acquiring, holding and selling these loans.


---------------------------------------------------------------------------------------------------------------
Three months ended March 31                                                                             2006
---------------------------------------------------------------------------------------------------------------
                                                                                                 (in  millions)

Residential mortgage loans held for sale to HMUS:
  Balance at beginning of period                                                                   $   2,879
  Loans acquired from third parties                                                                    5,235
  Loans sold to HMUS                                                                                  (3,675)
                                                                                                   ---------
  Balance at end of period                                                                         $   4,439
                                                                                                   =========
Valuation reserve for adjustments to market value:
  Balance at beginning of period                                                                   $     (11)
  Additional valuation reserves for reductions in market value                                           (79)
  Releases of valuation reserves for loans sold to HMUS                                                   40
                                                                                                   ---------
  Balance at end of period                                                                         $     (50)
                                                                                                   =========
Increases (decreases) to income before income taxes:
  Increased net interest income associated with loans held for sale to HMUS                        $      20
  Gains on sale of residential mortgage loans sold to HMUS, recorded in other revenues                    17
  Cumulative valuation reserve adjustments for reductions in market value of loans held for sale
    to HMUS, recorded in other revenues                                                                  (79)
  Trading revenues recognized from economic hedges held to offset changes in market values of
    loans held for sale to HMUS                                                                           64
  Underwriting and other program costs included in other expenses                                         (6)
                                                                                                   ---------
  Net impact on income before income taxes                                                         $      16
                                                                                                   =========



                                       25



Balance Sheet Review

HUSI utilizes borrowings from various sources to fund balance sheet growth, to meet cash and capital needs, and to fund investments in subsidiaries. Balance sheet growth and funding sources are summarized in the following table.

-------------------------------------------------------------------------------
                                                            Increase (Decrease)
                                                            During the Period
                                                           --------------------
Three months ended March 31, 2006                           Amount           %
-------------------------------------------------------------------------------
                                                               (in millions)
Balance sheet growth:
  Loans (1)                                                $(1,691)         (2)
  Short-term investments (2)                                 3,924          33
  Trading assets                                             5,298          25
  Securities and other assets                                  679           2
                                                           -------     -------
                                                           $ 8,210           5
                                                           =======     =======
Funding sources:
  Total deposits                                           $ 1,489           2
  Trading account liabilities                                3,473          32
  All other liabilities                                      3,006          26
  Long-term debt                                                37          --
  Shareholders' equity                                         205           2
                                                           -------     -------
                                                           $ 8,210           5
                                                           =======     =======

(1) The decrease in loans was principally in residential mortgage loans due to balance sheet management strategy. See Note 3, beginning on page 11 of this Form 10-Q for a summary of specific loan categories.

(2) Includes cash and due from banks, interest bearing deposits with banks and Federal funds sold and securities purchased under resale agreements.

      Trading Assets and Liabilities

Trading assets and liabilities are summarized in the following table.

--------------------------------------------------------------------------------
                                                        March 31,   December 31,
                                                             2006           2005
--------------------------------------------------------------------------------
                                                             (in millions)
Trading assets:
  Securities (1)                                     $     11,760   $     10,779
  Precious metals                                           3,186          2,286
  Fair value of derivatives                                11,572          8,155
                                                     ------------   ------------
                                                     $     26,518   $     21,220
                                                     ============   ============

Trading liabilities:
  Securities sold, not yet purchased                 $      1,764   $      1,808
  Payables for precious metals                                874          1,161
  Fair value of derivatives                                11,545          7,741
                                                     ------------   ------------
                                                     $     14,183   $     10,710
                                                     ============   ============

(1) Includes U.S. Treasury, U.S. Government agency, U.S. Government sponsored enterprises, asset backed, corporate bonds and other securities.

Increased trading assets and liabilities were generally due to increased volume of activity resulting from business growth initiatives within the CIBM business segment. Improved market prices and conditions also contributed to increased precious metals and securities trading assets balances.

      Deposit Strategy and Growth

Beginning in 2004, HUSI implemented a strategy for its core banking network, which includes building deposits over a three to five year period, across multiple markets and segments, and utilizing multiple delivery systems. During 2005, and through the first three months of 2006, the strategy included various initiatives, including:

o full deployment of new personal and business checking and savings products, particularly relationship based products;

o emphasis on more competitive pricing with the introduction of high yielding products, including online savings accounts, which have grown significantly beginning in late 2005;


                                       26



o     retail branch expansion into new geographic markets;

o     improving delivery systems, including use of internet capabilities;

o     refined targeting of the affluent consumer population;

o     maintaining strong customer relationships; and

o     increasing deposits from, and improving retention of, existing customers.

HUSI's rollout of its deposit strategy continues to be successful. Deposit growth of $12 billion during calendar year 2005 has been followed by growth of $1.5 billion in the first quarter of 2006. Included in overall deposit growth are new internet savings deposits of $1 billion for calendar year 2005 and $2.8 billion for the first quarter of 2006.

Selected Financial Data

The following tables present a summary of selected financial information.


-------------------------------------------------------------------------------------------------------------
                                                                                         Increase (Decrease)
                                                                                        ---------------------
Three months ended March 31:                                     2006          2005       Amount           %
-------------------------------------------------------------------------------------------------------------
                                                                             (in millions)

Net interest income                                         $     735     $     775     $    (40)         (5)
                                                            ---------     ---------     --------    --------
Trading revenues                                                  279            96          183         191
Residential mortgage banking revenue                               23            23           --          --
Securities gains, net                                               4            23          (19)        (83)
Other income                                                      352           336           16           5
                                                            ---------     ---------     --------    --------
Total other revenues                                              658           478          180          38
                                                            ---------     ---------     --------    --------
Operating expenses                                                785           654          131          20
Provision for credit losses                                       157           107           50          47
                                                            ---------     ---------     --------    --------
Income before income tax expense                                  451           492          (41)         (8)
Income tax expense                                                143           176          (33)        (19)
                                                            ---------     ---------     --------    --------
Net income                                                  $     308     $     316     $     (8)         (3)
                                                            =========     =========     ========    ========
Balances at period end:
Loans:
    Commercial loans                                        $  26,804     $  23,484     $  3,320          14
    Residential mortgages                                      44,328        47,610       (3,282)         (7)
    Credit card receivables                                    14,461        12,001        2,460          20
    Other consumer loans                                        3,058         3,152          (94)         (3)
                                                            ---------     ---------     --------    --------
    Total loans                                                88,651        86,247        2,404           3
    Allowance for credit losses                                  (837)         (773)         (64)         (8)
                                                            ---------     ---------     --------    --------
    Loans, net of allowance                                    87,814        85,474        2,340           3
Total assets                                                  162,069       141,605       20,464          14
Total tangible assets                                         159,331       138,866       20,465          15
Total deposits                                                 93,304        82,994       10,310          12
Short-term borrowings                                           8,399         7,152        1,247          17
Long-term debt                                                 27,996        23,925        4,071          17
Common shareholder's equity                                    10,483        10,385           98           1
Tangible common shareholder's equity                            7,856         7,646          210           3
Total shareholders' equity                                     11,799        10,885          914           8

Selected financial ratios:
Total shareholders' equity to total assets, at period end        7.28%         7.69%
Tangible common shareholder's equity to total tangible
  assets, at period end                                          4.93          5.51
Rate of return on average (1):
    Total assets                                                  .79           .90
    Total common shareholder's equity                           11.34         12.05
Net interest margin to average (1):
    Earning assets                                               2.28          2.66
    Total assets                                                 1.90          2.22
Average total shareholders' equity to average total
    assets (1)                                                   7.39          7.70
Cost: income ratio (1)                                          56.38         52.17


(1) Selected financial ratios are defined in the Glossary of Terms beginning on page 78 of the 2005 Form 10-K.


                                       27



BASIS OF REPORTING
--------------------------------------------------------------------------------

HUSI's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

International Financial Reporting Standards (IFRSs)

Because HSBC reports results in accordance with IFRSs and IFRS results are used by HSBC in measuring and rewarding performance of employees, HUSI management also separately monitors net income under IFRSs (a non-U.S. GAAP financial measure). The following table reconciles HUSI's net income on a U.S. GAAP basis to net income on an IFRS basis.

--------------------------------------------------------------------------------
Three months ended March 31                                             2006
--------------------------------------------------------------------------------
                                                                  (in millions)
Net income - U.S. GAAP basis                                        $    308
Adjustments, net of tax:
  Fair value option                                                      (24)
  Other                                                                    3
                                                                    --------
Net income - IFRS basis                                             $    287
                                                                    ========

Differences between U.S. GAAP and IFRSs are as follows:

      Fair Value Option

IFRSs

o Under IAS 39, a financial instrument, other than one held for trading, is classified in this category if it meets the criteria set out below, and is so designated by management. An entity may designate financial instruments at fair value where the designation;

      - eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognizing the gains and losses on them on different bases; or

      - applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to management; or

      - relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

o Financial assets and financial liabilities so designated are recognized initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. This designation, once made, is irrevocable in respect of the financial instruments to which it is made. Financial assets and financial liabilities are recognized using trade date accounting.

o Gains and losses from changes in the fair value of such assets and liabilities are recognized in the income statement as they arise, together with related interest income and expense and dividends.

U.S. GAAP

o There are no provisions to make such an election in U.S. GAAP similar to that in IAS 39.

o Generally, for financial assets to be measured at fair value with gains and losses recognized immediately in the income statement under U.S. GAAP, they must meet the definition of trading securities in SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". Financial liabilities are generally reported at amortized cost under U.S. GAAP.


                                       28



Impact

o HUSI has used the fair value designation for certain fixed rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. Approximately $2 billion of HUSI's debt issues have been accounted for using the option. The movement in fair value of these debt issues includes the effect of changes in the credit spread and any ineffectiveness in the economic relationship between the related swaps and this debt. Such ineffectiveness arises from the different credit characteristics of the swap and the debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and the debt can be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of the accounting consequences of changes in credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows anticipated as part of the documented interest rate management strategy.

o Under U.S. GAAP, debt issues are reported at amortized cost. An offsetting derivative providing an economic hedge for an asset or liability results in asymmetrical accounting, which in U.S. GAAP is reflected in net income except where the relationship is elected as a fair value hedge under SFAS 133.

      Other

Other includes the net impact of differences relating to various adjustments none of which were individually material at March 31, 2006, and which are described on pages 18-22 of HUSI's 2005 Form 10-K.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Net Interest Income

A summary of net interest income is presented in the following table.

--------------------------------------------------------------------------------
                                                             Increase (Decrease)
                                                             -------------------
Three months ended March 31                   2006     2005   Amount         %
--------------------------------------------------------------------------------
                                                       (in millions)
Interest income:
  Loans                                     $1,286   $1,049   $  237        23
  Securities                                   263      210       53        25
  Trading assets                               108       59       49        83
  Short-term investments                       126       49       77       157
  Other                                         14        6        8       133
                                            ------   ------   ------    ------
      Total interest income                  1,797    1,373      424        31
                                            ------   ------   ------    ------
Interest expense:
  Deposits                                     649      327      322        98
  Short-term borrowings                         74       52       22        42
  Long-term debt                               339      219      120        55
                                            ------   ------   ------    ------
      Total interest expense                 1,062      598      464        78
                                            ------   ------   ------    ------
Net interest income                         $  735   $  775   $  (40)       (5)
                                            ======   ======   ======    ======


                                       29



Fluctuations in the components of net interest income, summarized according to the impacts of "volume" changes and "rate" changes associated with various interest earning assets and interest bearing liabilities, are presented in the following table.


-------------------------------------------------------------------------------------------------------
                                                                         Increase/(Decrease)
Three months ended March 31                                    2006      Volume        Rate        2005
-------------------------------------------------------------------------------------------------------
                                                                           (in millions)

Interest income:
Interest bearing deposits with banks                       $     52    $      6    $     21    $     25
Federal funds sold and securities purchased under resale
  agreements                                                     74          28          22          24
Trading assets                                                  108          36          13          59
Securities                                                      270          37          19         214
Loans:
  Commercial                                                    385          48          87         250
  Consumer:
    Residential mortgages                                       569         (45)         35         579
    Credit cards                                                267          44          65         158
    Other consumer                                               65          (7)         10          62
                                                           --------    --------    --------    --------
    Total consumer                                              901          (8)        110         799
Other interest (1)                                               14           1           7           6
                                                           --------    --------    --------    --------
Total interest income                                         1,804         148         279       1,377
                                                           --------    --------    --------    --------
Interest expense:
Deposits in domestic offices:
  Savings deposits                                              153          11          91          51
  Other time deposits                                           281          35          98         148
Deposits in foreign offices:
  Foreign banks deposits                                         77          (5)         37          45
  Other time and savings                                        138          (3)         58          83
Short-term borrowings                                            74          13           9          52
Long-term debt                                                  339          44          76         219
                                                           --------    --------    --------    --------
Total interest expense                                        1,062          95         369         598
                                                           --------    --------    --------    --------
Net interest income -taxable equivalent basis                   742    $     53    $    (90)        779
                                                                       ========    ========    --------
Tax equivalent adjustment                                        (7)                                 (4)
                                                           --------                            --------
Net interest income -non taxable equivalent basis          $    735                            $    775
                                                           ========                            ========


(1) Other interest relates to interest earned on Federal Reserve Bank and Federal Home Loan Bank stock.

Overview

Net interest income is the total interest income on earning assets less the total interest expense on deposits and borrowed funds. In the discussion that follows, interest income and rates are presented and analyzed on a taxable equivalent basis to permit comparisons of yields on tax-exempt and taxable assets. An analysis of consolidated average balances and interest rates on a taxable equivalent basis is presented on page 23 of this Form 10-Q.

Net interest income decreased $40 million (5%) in the first quarter of 2006, as compared with the same 2005 period. Interest rate spread (see page 23 of this Form 10-Q) declined to 2.00% in the first quarter of 2006 from 2.43% in the same 2005 quarter. The following factors contributed to the overall decrease in interest rate spread in the first quarter of 2006, as compared with the same 2005 period:

o reduced balance sheet management income within the CIBM business segment, due largely to increasing short-term interest rates and to a flat yield curve; and

o reduced net interest income associated with trading assets within the CIBM business segment, which was more than offset by a significant increase in trading revenues (refer to page 36 of this Form 10-Q).

Analysis of various components of net interest income follows. All increases and decreases noted for the first quarter of 2006 represent comparisons with the same 2005 period.


                                       30



      Commercial Loans

Interest income from commercial loans increased $135 million (54%) in the first quarter of 2006. Average commercial loan balances increased by 17% during the quarter. The average yield earned on commercial loans increased 141 basis points (31%) due to increases in HBUS's prime lending rate during 2006 and 2005.

Significant resources have been dedicated to expansion of various commercial lending businesses and regional offices. Targeted growth in small business, middle market and real estate lending portfolios, which began in 2004, continued to increase loan balances in 2005 and 2006.

      Residential Mortgage Loans

Interest income earned from residential mortgage loans decreased $10 million (2%) in the first quarter of 2006. Average residential mortgage loans decreased 8% in the first quarter of 2006, due to the following balance sheet management initiatives and other factors:

o in 2005, HUSI decided to decrease the volumes generated through HSBC Finance Corporation's network of residential mortgage loan correspondents. Purchases from correspondents were therefore discontinued effective September 1, 2005;

o HUSI sold a higher proportion of adjustable rate residential mortgage loans in 2005 and 2006 compared with prior years, which previously would have been held on the balance sheet. Residential mortgage loans originated with the intention to sell increased 28% in the first quarter of 2006; and

o originations of residential mortgage loans decreased in the first quarter of 2006, due to the national originations market decreasing in size.

The average yield earned on residential mortgage loans increased 31 basis points (6%) due to a generally increasing residential mortgage interest rate environment.

      Credit Card Receivables

Interest earned from credit card receivables increased $109 million (69%) in the first quarter of 2006. Average credit card receivable balances were 25% higher for the quarter. The average rate earned increased 190 basis points (36%) for the quarter.

In December 2004, HUSI acquired $12 billion of private label receivables and other loans from HSBC Finance Corporation. Total premiums paid for these receivables, which are being amortized against interest income over the estimated life of the related receivables, totaled $639 million. Amortization of the initial premium was heavily front-loaded into 2005, resulting in a significant reduction of interest income and the average yield during the year. Amortization of the initial premium decreased $121 million (73%) to $45 million for the first quarter of 2006.

By agreement, new receivables generated from these private label credit card relationships are being acquired from HSBC Finance Corporation on a daily basis, at fair value. Total amortization of premiums paid for these ongoing receivable purchases increased $83 million to $113 million for the first quarter of 2006, due to a higher level of premiums associated with new receivables acquired.

During 2004, HUSI sold certain MasterCard/Visa credit card relationships to HSBC Finance Corporation. HUSI purchases receivables associated with these MasterCard/Visa relationships from HSBC Finance Corporation on a daily basis, at fair value. Total amortization of premiums paid for these receivables increased $1 million to $8 million for the first quarter of 2006.


                                       31



The total impact of premium amortization on interest income and average yields for credit card receivables and total loans are summarized in the following table.


---------------------------------------------------------------------------------------------------------
                                                        Three Months Ended           Three Months Ended
                                                           March 31, 2006              March 31, 2005
                                                       -----------------------    -----------------------
                                                        Amount         Rate        Amount         Rate
---------------------------------------------------------------------------------------------------------
                                                                         (in millions)

Credit card receivables:
  Interest income, before premium amortization         $     433        11.85%    $     361        12.67%
  Premium amortization                                      (166)       (4.69)         (203)       (7.41)
                                                       ---------    ---------     ---------    ---------
  Interest income, adjusted for premium amortization   $     267         7.16%    $     158         5.26%
                                                       =========    =========     =========    =========

Total loans:
  Interest income, before premium amortization         $   1,452         6.67%    $   1,252         5.96%
  Premium amortization                                      (166)        (.78)         (203)       (1.00)
                                                       ---------    ---------     ---------    ---------
  Interest income, adjusted for premium amortization   $   1,286         5.89%    $   1,049         4.96%
                                                       =========    =========     =========    =========


Interest Income - Trading Assets

Interest income from trading assets increased $49 million (83%), primarily as a result of increased trading assets balances. Average trading assets increased 52% in the quarter. Average rates earned on trading assets increased 72 basis points (20%) due to a rising interest rate environment.

Interest Income - Short-Term Investments

Short-term investments include interest bearing deposits with banks and Federal funds sold and securities purchased under resale agreements. Fluctuations in short-term investments directly result from the relationship between HUSI's excess liquidity position and its funding needs at any given point in time.

Interest income from short-term investments increased $77 million (157%) in the first quarter of 2006. Average short-term investment balances grew by 52% in the quarter, while average rates earned also increased significantly, primarily due to increases in the federal funds rate throughout 2005 and 2006.

Interest Expense - Deposits

Total interest expense on interest bearing deposits increased $322 million (98%) in the first quarter of 2006. Interest expense increased for both domestic and foreign deposits. Average interest bearing deposits increased by 12% in the quarter. Deposits have been a major source of funding for balance sheet growth since 2004. Specific strategic initiatives targeted deposit growth in various business units.

Average interest rates paid to deposit customers increased 140 basis points (78%), due to increases in short-term interest rates and the introduction of more competitively priced consumer and commercial products during 2005, particularly internet savings accounts. Deposits outstanding associated with these new products have grown steadily since their introduction.

An overview of deposit growth initiatives is provided on pages 26-27 of this Form 10-Q.

Interest Expense - Short-Term Borrowings

Interest expense on short-term borrowings increased $22 million (42%) in the first quarter of 2006. Average short-term borrowings balances increased by 21% in the quarter. The average interest rate paid increased 38 basis points (16%), due primarily to increases in the federal funds rate throughout 2005 and 2006, which were partially offset by a shift in the funding mix toward lower interest rate borrowings.


                                       32



Interest Expense - Long-Term Debt

Interest expense on long-term debt increased $120 million (55%) in the first quarter of 2006. Average long-debt balances increased by 18% in the quarter, due to new debt issued during the last nine months of 2005 to fund balance sheet growth. The average rate paid increased 115 basis points (31%) in the quarter, due to increases in the underlying reference interest rates in 2005 and 2006.

Other Revenues

The following table presents the components of other revenues.


---------------------------------------------------------------------------------------
                                                                    Increase (Decrease)
                                                                    -------------------
Three months ended March 31                        2006      2005   Amount            %
---------------------------------------------------------------------------------------
                                                             (in millions)

Trust income                                     $   22    $   23   $   (1)          (4)
Service charges:
  HSBC affiliate income                               4         4       --           --
  Other service charges                              47        48       (1)          (2)
                                                 ------    ------   ------       ------
  Total service charges                              51        52       (1)          (2)
                                                 ------    ------   ------       ------
Other fees and commissions:
  Letter of credit fees                              18        17        1            6
  Credit card fees                                  122        57       65          114
  Wealth and tax advisory services                   26        13       13          100
  HSBC affiliate income                              12        16       (4)         (25)
  Other fee-based income, net of referral fees       58        42       16           38
                                                 ------    ------   ------       ------
  Total other fees and commissions                  236       145       91           63
                                                 ------    ------   ------       ------
Securitization revenue                               17        44      (27)         (61)
Other income:
  Insurance                                          13        16       (3)         (19)
  HSBC affiliate income                              39        20       19           95
  Gains on property and other financial assets        6        14       (8)         (57)
  Other                                             (32)       22      (54)        (245)
                                                 ------    ------   ------       ------
  Total other income                                 26        72      (46)         (64)
                                                 ------    ------   ------       ------
Residential mortgage banking revenue                 23        23       --           --
Trading revenues                                    279        96      183          191
Securities gains, net                                 4        23      (19)         (83)
                                                 ------    ------   ------       ------
Total other revenues                             $  658    $  478   $  180           38
                                                 ======    ======   ======       ======


      Other Fees and Commissions

The increase in credit card fees in the first quarter of 2006 resulted from activity generated by the private label credit card receivable portfolio. Total number of accounts and average total receivable balances have increased for the portfolio, resulting in increased fees. In addition, there were lower payments to merchant partners in the first quarter of 2006 due to terminations and revisions to certain merchant agreements.

The increase in wealth and tax advisory services is attributable to specific growth initiatives intended to expand services to high net worth individuals within the PB business segment.

The increase in other fee-based income is due to:

o new service fees recorded within the CIBM business segment generated by a subsidiary transferred to HUSI from HSBC in March 2005, which provides accounting and valuation services for hedge fund clients; and

o various growth initiatives undertaken in 2005 and 2006, which resulted in general increases in fee income recorded within the PFS, CMB and CIBM business segments.


                                       33



      Securitization Revenue

Securitization revenue is comprised of servicing revenue and excess servicing spread from residual interests in securitized private label credit card receivables. Existing securitized trusts require replenishments of receivables to support previously issued securities. Receivables will continue to be sold to these trusts until their revolving periods end, the last of which is expected to occur in 2007. All collateralized funding transactions have been structured as secured financings since the third quarter of 2004. Therefore, there were no new securitization transactions during 2005 or during the first quarter of 2006.

The decrease in securitization revenue is primarily attributable to decreased levels of receivables maintained within existing securitized trusts. As the balance requirements of these trusts decrease, receivables maintained on the balance sheet increase, resulting in increased net interest income.

      Other Income

Increased HSBC affiliate income resulted from gains realized on sales of residential mortgage loans to HMUS. Additional information regarding these loan sales is provided in the Executive Overview beginning on page 24 of this Form 10-Q.

The decrease in other resulted primarily from the net impact of the following:

o losses of $79 million due to market valuation adjustments required on residential mortgage loans held for sale to HMUS; and

o     increased earnings of $14 million from various equity investments.


                                       34



Residential Mortgage Banking Revenue

The following table presents the components of residential mortgage banking revenue. Net interest income includes interest earned/paid on assets and liabilities of the residential mortgage banking business as well as an allocation of the funding cost or benefit associated with these balances. The net interest income component in the table is included in net interest income in the consolidated statement of income and reflects actual interest earned, net of cost of funds, and adjusted for corporate transfer pricing.


-------------------------------------------------------------------------------------------
                                                                        Increase (Decrease)
                                                                        -------------------
Three months ended March 31                          2006       2005     Amount          %
-------------------------------------------------------------------------------------------
                                                              (in millions)

Net interest income                               $    95    $   129    $   (34)       (26)
                                                  -------    -------    -------    -------
Servicing related income:
  Servicing fee income                                 23         19          4         21
  Changes in fair value of MSRs due to (1):
     Changes in valuation inputs or assumptions
       used in valuation model                         45         --         45         --
    Realization of cash flows                         (21)        --        (21)        --
  MSRs amortization (2)                                --        (19)        19        100
  MSRs temporary impairment recovery (2)               --         17        (17)      (100)
  Trading - Derivative instruments used to
    offset changes in value of MSRs                   (34)        (6)       (28)      (467)
                                                  -------    -------    -------    -------
  Total net servicing related income                   13         11          2         18
                                                  -------    -------    -------    -------
Originations and sales related income:
  Gains on sales of mortgages                           3          3         --         --
  Trading and fair value hedge activity (3)             1          5         (4)       (80)
                                                  -------    -------    -------    -------
  Total net originations and sales related
    income                                              4          8         (4)       (50)
                                                  -------    -------    -------    -------
Other mortgage income                                   6          4          2         50
                                                  -------    -------    -------    -------
Total residential mortgage banking revenue
  included in other revenues                           23         23         --         --
                                                  -------    -------    -------    -------
Total residential mortgage banking related
  revenue                                         $   118    $   152    $   (34)       (22)
                                                  =======    =======    =======    =======


(1) Based upon adoption of SFAS 156 effective January 1, 2006. Refer to Note 5 of the consolidated financial statements, beginning on page 13 of this Form 10-Q for further discussion.

(2)   Based upon methodology existing prior to adoption of SFAS 156.

(3) Includes SFAS 133 qualifying fair value adjustments related to residential mortgage banking warehouse fair value hedging activity, which was discontinued in 2005, and other immaterial activity.

All increases and decreases referenced below for the first quarter of 2006 represent comparisons with the same 2005 period.

      Net Interest Income

Decreased net interest income for the first quarter of 2006 resulted from a decrease in average residential mortgage loan outstandings as well as a slight narrowing of interest rate spreads. In 2005, HUSI commenced a strategic balance sheet initiative to sell the majority of new loan production to government sponsored enterprises and private investors, which continued into the first quarter of 2006. The held loan portfolio is expected to continue to decline for the remainder of 2006 as a result of this initiative.

Overall yields earned on residential mortgage loans increased 31 basis points (6%) in the first quarter of 2006 due to a generally increasing residential mortgage interest rate environment.

Additional commentary regarding residential mortgage interest income is provided on page 31 of this Form 10-Q.


                                       35



      Servicing Related Income

Increased net servicing related income for the first three months of 2006 was primarily attributable to increased volume of loans included within the average serviced loans portfolio, which increased 24% in the quarter. The average serviced loans portfolio increase was attributable to the following factors:

o HUSI sold a higher proportion of adjustable rate loans in 2005 and 2006, which previously would have been held on the balance sheet;

o in the fourth quarter of 2005, HUSI commenced servicing a portfolio of loans previously serviced by a third party; and

o also in the fourth quarter of 2005, HUSI completed a securitization sale of loans previously held in portfolio.

The increased serviced loans portfolio, and its positive impact on servicing fee income, was partially offset by a slight decrease in the hedged MSRs portfolio for the first quarter of 2006, compared with the same 2005 period.

Additional commentary regarding risk management associated with the MSRs hedging program is provided on pages 53-54 of this Form 10-Q.

Trading Revenues

Trading revenues are generated by HUSI's participation in foreign exchange, credit derivative and precious metals markets; from trading derivative contracts, including interest rate swaps and options; and from trading securities. During 2005, HUSI's CIBM business segment expanded operations and products offered to clients, which resulted in increased trading activity and improved trading results in 2005 and 2006. Decreased net interest income for the first quarter of 2006, when compared with the same 2005 period, was primarily due to steadily rising short-term interest rates during 2005 and 2006, which had an adverse impact on interest rate spreads.

Trading related revenues generated by the CIBM business segment, summarized by type of business, are provided in the following table. The data in the table includes interest income earned on trading instruments, net of allocated funding cost associated with the trading positions. The net interest income component is included in net interest income on the consolidated statement of income. Trading revenues related to the residential mortgage banking business are included in residential mortgage banking revenue.


--------------------------------------------------------------------------------------------
                                                                       Increase (Decrease)
                                                                     -----------------------
Three months ended March 31                      2006         2005      Amount            %
--------------------------------------------------------------------------------------------
                                                             (in millions)

Trading revenues                            $     279    $      96   $     183          191
Net interest income                               (13)          17         (30)        (176)
                                            ---------    ---------   ---------    ---------
Trading related revenues                    $     266    $     113   $     153          135
                                            =========    =========   =========    =========
Business:
  Derivatives instruments                   $      90    $      41   $      49          120
   Economic hedges of loans held for sale
    to HMUS                                        84           --          84           --
  Treasury (primarily securities)                   5           14          (9)         (64)
  Foreign exchange and banknotes                   44           37           7           19
  Precious metals                                  35           17          18          106
  Other trading                                     8            4           4          100
                                            ---------    ---------   ---------    ---------
Trading related revenues                    $     266    $     113   $     153          135
                                            =========    =========   =========    =========



                                       36



      Derivative Instruments

Net interest income related to derivatives businesses decreased $24 million in the first quarter of 2006, as compared with the same 2005 quarter, due to the rising short-term interest rate environment.

HUSI recognizes gain or loss at the inception of derivative transactions only when the fair value of the transaction can be verified to market transactions or if all significant pricing model assumptions can be verified to observable market data. Gain or loss not recognized at inception is recorded in trading liabilities and recognized over the term of the derivative contract in correlation with outstanding risk and valuation characteristics. As a result of observability being established during the first quarter, $28 million of previously deferred revenue was recognized.

In addition, derivatives trading revenues increased as a result of the following activity:

o increased revenue from the credit derivatives trading and structured transactions businesses, which were significantly expanded during 2005; and

o     improved trading results from the interest rate derivatives desk.

      Economic Hedges of Loans Held for Sale to HMUS

Effective in the third quarter of 2005, HUSI maintains a portfolio of derivative instruments that are utilized as economic hedges to offset changes in market values of loans held for sale to HMUS. During the first quarter of 2006, HUSI realized $64 million of trading revenues and $20 million of net interest income related to this portfolio. Further analysis and commentary regarding these loans and the associated hedges is provided on page 25 of this Form 10-Q.

      Precious Metals

Precious metals trading income increased due to increased client and proprietary trading activity from both domestic and foreign trading desks, which resulted from higher precious metals prices. Partially offsetting increased trading revenues was decreased net interest income resulting from rising short-term interest rates.

Securities Gains, Net

The following table provides a summary of realized securities gains and losses.


---------------------------------------------------------------------------------------------
                                           2006                              2005
                              ------------------------------   ------------------------------
                                 Gross      Gross        Net      Gross      Gross        Net
                              Realized   Realized   Realized   Realized   Realized   Realized
Three months ended March 31      Gains   (Losses)      Gains      Gains   (Losses)      Gains
---------------------------------------------------------------------------------------------
                                                       (in millions)

Securities gains, net         $      4   $     --   $      4   $     23   $     --   $     23
                              ========   ========   ========   ========   ========   ========


HUSI maintains various securities portfolios as part of its strategies for overall liquidity, balance sheet diversification and risk management. The following table summarizes net securities gains resulting from various strategies.

--------------------------------------------------------------------------------
Three months ended March 31                                        2006     2005
--------------------------------------------------------------------------------
                                                                   (in millions)
Balance sheet diversity and reduction of risk                    $    4   $   12
Reduction of Latin American exposure                                 --       10
Other                                                                --        1
                                                                 ------   ------
Total securities gains, net                                      $    4   $   23
                                                                 ======   ======


                                       37



Operating Expenses

The following table presents the components of operating expenses.


--------------------------------------------------------------------------------------------
                                                                        Increase (Decrease)
                                                                      ----------------------
Three months ended March 31                        2006        2005      Amount            %
--------------------------------------------------------------------------------------------
                                                               (in millions)

Salaries and employee benefits                $     315   $     266   $      49           18
Occupancy expense, net                               51          42           9           21
     Support services from HSBC affiliates:
  Fees paid to HSBC Finance Corporation
    for loan servicing and other
    administrative support                          116         106          10            9
  Treasury and traded markets services and
    other fees                                       92          64          28           44
  Fees paid to HTSU for technology
    services                                         57          48           9           19
                                              ---------   ---------   ---------    ---------
                                                    265         218          47           22
                                              ---------   ---------   ---------    ---------
Other expenses:
  Equipment and software                             20          24          (4)         (17)
  Marketing                                          21          14           7           50
  Outside services                                   28          26           2            8
  Professional fees                                  17          14           3           21
  Telecommunications                                  5           5          --           --
  Postage, printing and office supplies               7           6           1           17
  Insurance business                                  5           6          (1)         (17)
  Other                                              51          33          18           55
                                              ---------   ---------   ---------    ---------
  Total other expenses                              154         128          26           20
                                              ---------   ---------   ---------    ---------
Total operating expenses                      $     785   $     654   $     131           20
                                              =========   =========   =========    =========
Personnel - average number                       12,135      10,830       1,305           12


All increases and decreases referred to below for the first quarter of 2006 represent comparisons with the same 2005 period.

      Overview

Increased expenses during the first quarter of 2006 were driven largely by the rollout of various business growth initiatives affecting all business segments, and by increased fees charged by HSBC affiliates for various services.

      Salaries and Employee Benefits

Salary expense increased $36 million (20%) for the first quarter of 2006, primarily due to the increased number of personnel employed to support various business growth initiatives within the PFS, CMB, CIBM and PB business segments. Employee benefits expenses increased $13 million (16%) for the first quarter of 2006 as a direct result of the increased salary expense and staff counts.

      Support Services from HSBC Affiliates

Fees are charged by various HSBC affiliates for technology services, for underwriting and broker-dealer services, for treasury and traded markets services, for loan origination and servicing, and for other operational and administrative support functions. The overall increases in HSBC affiliate charges are due primarily to the following activity:

o fees charged by HSBC Finance Corporation for loan origination and servicing have increased as a result of increased number of accounts and increased balances associated with various loan portfolios and other loan balances serviced by HSBC Finance Corporation on behalf of HUSI. Fees charged by HSBC Finance Corporation for various administrative services have also increased as a result of continued initiatives to centralize administrative functions;

o fees charged by HMUS and other HSBC affiliates for treasury and traded markets services have increased in 2006 due primarily to business expansion initiatives within the CIBM segment; and

o fees charged by HTSU for technology services increased, as HUSI continues to upgrade its automated technology environment. Equipment and software costs included in other expenses have decreased in 2006, as much of these costs are now included in the charges by HTSU.


                                       38



      Other Expenses

Increased marketing and promotional expenses resulted from expanded use of customer mailings and various media channels to enhance perception of the HSBC brand and to market products and services, including the online savings account product.

Other includes a provision for off-balance sheet credit exposures, which increased $12 million for the first quarter of 2006, related to increased credit risk associated with increased commercial loan commitments outstanding. Further analysis of off-balance sheet arrangements is provided beginning on page 46 of this Form 10-Q.

BUSINESS SEGMENTS
--------------------------------------------------------------------------------

HUSI has five distinct business segments that are utilized for management reporting and analysis purposes. The segments are based upon customer groupings, as well as products and services offered. The business segments are described in
Note 12 of the consolidated financial statements, beginning on page 19 of this Form 10-Q.

Personal Financial Services (PFS)

      Overview

Results of this segment have been impacted by expansion of core banking operations, which has increased expenses by a greater amount than revenues during the build-out phase. Additional resources and priority have been focused on core retail banking businesses during 2005 and 2006. Investment in the retail branch network continues to be expanded and reallocated to ensure coverage of high potential growth geographic areas. Loan and deposit products offered to individuals have also been expanded in conjunction with increased marketing efforts.

      Operating Results

The following table summarizes results for the PFS business segment.


----------------------------------------------------------------------------------
                                                           2006 Compared to 2005
                                                            Increase/(Decrease)
                                                           -----------------------
Three months ended March 31             2006        2005      Amount            %
----------------------------------------------------------------------------------
                                                  (in millions)

Net interest income                $     309   $     300   $       9            3
Other revenues                           135         128           7            5
                                   ---------   ---------   ---------    ---------
Total revenues                           444         428          16            4
Operating expenses                       291         251          40           16
                                   ---------   ---------   ---------    ---------
Working contribution                     153         177         (24)         (14)
Provision for credit losses               16          22          (6)         (27)
                                   ---------   ---------   ---------    ---------
Income before income tax expense   $     137   $     155   $     (18)         (12)
                                   =========   =========   =========    =========

Average assets                     $  44,070   $  50,752
Average liabilities/equity            47,094      43,733
Goodwill at March 31                   1,169       1,169


Increased net interest income for the first quarter of 2006 was primarily due to higher interest rate spreads on a growing personal deposit base, which was partially offset by lower net interest income from residential mortgage banking activities. Additional commentary regarding residential mortgage banking revenue begins on page 35 of this Form 10-Q.

Operating expenses increased for the first quarter of 2006 due to:

o increased personnel, marketing and other direct expenses associated with expansion of the core banking network and other consumer lending operations;

o increased fees paid to HTSU, as HUSI has continued to upgrade its technology environment; and

o increased fees paid to HSBC Finance Corporation, as HUSI continued to leverage its relationship to centralize various loan servicing and administrative support functions.


                                       39



Consumer Finance (CF)

      Overview

Results of this segment have been positively impacted by growth of the private label credit card receivable portfolio and by decreased amortization of premiums paid to HSBC Finance Corporation for those receivables.

      Operating Results

The following table summarizes results for the CF business segment.


----------------------------------------------------------------------------------------
                                                                   2006 Compared to 2005
                                                                    Increase/(Decrease)
                                                                   ---------------------
Three months ended March 31                    2006        2005       Amount           %
----------------------------------------------------------------------------------------
                                                           (in millions)

Net interest income                       $     153   $     130    $      23          18
Other revenues                                  119          80           39          49
                                          ---------   ---------    ---------   ---------
Total revenues                                  272         210           62          30
Operating expenses                              110         107            3           3
                                          ---------   ---------    ---------   ---------
Working contribution                            162         103           59          57
Provision for credit losses                     135         109           26          24
                                          ---------   ---------    ---------   ---------
Income (loss) before income tax expense   $      27   $      (6)   $      33         550
                                          =========   =========    =========   =========

Average assets                            $  20,544   $  18,282
Average liabilities/equity                    1,684         533
Goodwill at March 31                             --          --


This segment includes private label credit card receivables (PLCC), and other consumer loans acquired from HSBC Finance Corporation and its correspondents. The following table summarizes the impact of the PLCC on earnings for the CF segment in comparison with the other portfolios.


----------------------------------------------------------------------------------
Three months ended March 31                          PLCC        Other       Total
----------------------------------------------------------------------------------
                                                             (in millions)

2006
      Net interest income                       $     110    $      43   $     153
      Other revenues                                  119           --         119
                                                ---------    ---------   ---------
      Total revenues                                  229           43         272
      Operating expenses                              105            5         110
                                                ---------    ---------   ---------
      Working contribution                            124           38         162
      Provision for credit losses                     128            7         135
                                                ---------    ---------   ---------
      (Loss) income before income tax expense   $      (4)   $      31   $      27
                                                =========    =========   =========

2005
      Net interest income                       $      71    $      59   $     130
      Other revenues                                   80           --          80
                                                ---------    ---------   ---------
      Total revenues                                  151           59         210
      Operating expenses                              102            5         107
                                                ---------    ---------   ---------
      Working contribution                             49           54         103
      Provision for credit losses                     109           --         109
                                                ---------    ---------   ---------
      (Loss) income before income tax expense   $     (60)   $      54   $      (6)
                                                =========    =========   =========


Increased net interest income for the PLCC is due to increased average credit card receivable balances for the quarter, and to decreased amortization of premiums paid for purchases of receivables from HSBC Finance Corporation. Further discussion of interest income from credit card receivables is provided on pages 31-32 of this Form 10-Q.

Increased other revenues for the PLCC are directly related to increased credit card fees, which were partially offset by decreased securitization revenue. Further discussion regarding these revenues is included within Other Revenues commentary, beginning on page 33 of this Form 10-Q.


                                       40



Increased provision for credit losses for the PLCC portfolio resulted directly from increased average credit card receivable balances.

New domestic private label credit card receivables are acquired from HSBC Finance Corporation on a daily basis. In accordance with Federal Financial Institutions Examination Council (FFIEC) guidance, HUSI adopted a plan to phase in changes to the required minimum monthly payment amount for domestic private label credit card accounts. The implementation of these new requirements began in the fourth quarter of 2005 and was completed in the first quarter of 2006, resulting in an immaterial impact on first quarter results. Estimates of the potential impact to the business are based on numerous assumptions and take into account a number of factors which are difficult to predict such as changes in customer behavior, which will not be fully known or understood until the changes have been in place for a period of time. The impact of these changes, if any, is not expected to be material to HUSI's consolidated results.

Commercial Banking (CMB)

      Overview

Improved results for the first quarter of 2006 resulted from the continued rollout of planned expansion initiatives. Office locations and staffing levels were expanded in 2005 and 2006, as were loan and deposit products offered to small businesses and middle-market commercial customers, in conjunction with increased marketing efforts. HUSI continues to leverage its status as one of the top ranked small business lenders in New York State.

      Operating Results

The following table summarizes results for the CMB business segment.


---------------------------------------------------------------------------------
                                                            2006 Compared to 2005
                                                             Increase/(Decrease)
                                                            ---------------------
Three months ended March 31             2006        2005       Amount           %
---------------------------------------------------------------------------------
                                                   (in millions)

Net interest income                $     178   $     154    $      24          16
Other revenues                            49          38           11          29
                                   ---------   ---------    ---------   ---------
Total revenues                           227         192           35          18
Operating expenses                       110          98           12          12
                                   ---------   ---------    ---------   ---------
Working contribution                     117          94           23          24
Provision for credit losses                4          (5)           9         180
                                   ---------   ---------    ---------   ---------
Income before income tax expense   $     113   $      99    $      14          14
                                   =========   =========    =========   =========

Average assets                     $  16,734   $  14,920
Average liabilities/equity            19,928      16,176
Goodwill at March 31                     467         468


Increased net interest income, other revenues and operating expenses for the first quarter of 2006 resulted from the successful rollout of planned expansion of various small business, middle-market and real estate commercial lending programs, which resulted in increased actual and average commercial loan balances. The CMB segment also benefited from more favorable interest rate spreads on a growing deposit base during the first quarter of 2006.

Increased provision for credit losses for the first quarter of 2006 primarily resulted from net charge offs of commercial loan balances. Unusually low charge offs and unusually high recoveries were recorded during the first quarter of 2005. Credit quality was generally strong and continued to be well managed during the quarter. Further commentary regarding credit quality begins on page 44 of this Form 10-Q.


                                       41



Corporate, Investment Banking and Markets (CIBM)

      Overview

The CIBM business segment continues to be negatively impacted by steadily rising short-term interest rates, which limited opportunities to profit from placing funds generated from operations. While increased short-term rates have a positive impact on interest rate spreads for deposit generating businesses, such as the PFS and CMB business segments, they have an adverse impact on CIBM which does not generate significant low cost deposit funding.

Various treasury and traded markets activities were expanded in 2005. Increased products offered to customers, increased marketing efforts for those products, and an expanded infrastructure to support growth initiatives have resulted in increased non-funds revenues and operating expenses.

      Operating Results

The following table summarizes results for the CIBM business segment.


----------------------------------------------------------------------------------
                                                             2006 Compared to 2005
                                                              Increase/(Decrease)
                                                            ----------------------
Three months ended March 31             2006        2005       Amount            %
----------------------------------------------------------------------------------
                                                    (in millions)

Net interest income                $      53   $     154    $    (101)         (66)
Other revenues                           273         167          106           63
                                   ---------   ---------    ---------    ---------
Total revenues                           326         321            5            2
Operating expenses                       183         134           49           37
                                   ---------   ---------    ---------    ---------
Working contribution                     143         187          (44)         (24)
Provision for credit losses                2         (18)          20          111
                                   ---------   ---------    ---------    ---------
Income before income tax expense   $     141   $     205    $     (64)         (31)
                                   =========   =========    =========    =========

Average assets                     $  71,321   $  53,101
Average liabilities/equity            79,252      72,243
Goodwill at March 31                     630         631


Decreased net interest income was primarily due to steadily rising short-term interest rates during 2005 and 2006, which had an adverse impact on CIBM interest rate spreads. Net interest income from balance sheet management activity decreased approximately $105 million in the first quarter of 2006, compared to the same 2005 period.

Increased other revenues was mainly due to:

o     increased trading revenues;

o new service fees generated by a subsidiary transferred to HUSI from HSBC in March 2005, which provides accounting and valuation services for hedge fund clients; and

o     increased fee-based income, resulting from business expansion initiatives.

Partially offsetting these increases were decreased realized gains on sales of securities. Commentary regarding trading revenues and securities gains begins on page 36 of this Form 10-Q. Additional analysis of growth in trading assets and liabilities is provided on page 26 of this Form 10-Q.

Increased operating expenses resulted from:

o increased direct expenses associated with foreign exchange, risk management products, and transaction banking businesses;

o increased expenses associated with development of an infrastructure to support the growing complexity of the CIBM business; and

o increased fees paid to HTSU and other HSBC affiliates for technology services, as CIBM required additional information technology resources to support system conversions and business expansion.


                                       42



The provision for credit losses increased during the first quarter of 2006. The net provision credit for 2005 resulted from continuation of relatively low charge offs and recoveries of amounts previously charged off.

Private Banking (PB)

      Overview

During 2005 and 2006, additional resources have been allocated to expand products and services provided to high net worth customers served by this business segment, resulting in increased revenues and operating expenses.

      Operating Results

The following table summarizes results for the PB business segment.


----------------------------------------------------------------------------------
                                                            2006 Compared to 2005
                                                             Increase/(Decrease)
                                                            ----------------------
Three months ended March 31             2006        2005       Amount           %
----------------------------------------------------------------------------------
                                                    (in millions)

Net interest income                $      48   $      40    $       8          20
Other revenues                            76          58           18          31
                                   ---------   ---------    ---------   ---------
Total revenues                           124          98           26          27
Operating expenses                        75          64           11          17
                                   ---------   ---------    ---------   ---------
Working contribution                      49          34           15          44
Provision for credit losses               --          (1)           1         100
                                   ---------   ---------    ---------   ---------
Income before income tax expense   $      49   $      35    $      14          40
                                   =========   =========    =========   =========

Average assets                     $   5,473   $   4,720
Average liabilities/equity            10,520       9,399
Goodwill at March 31                     428         428


Increased net interest income for the first quarter of 2006 resulted from increased average interest earning assets, primarily loans.

Increased other revenues for the first quarter of 2006 resulted from:

o increased fee income from wealth and tax advisory services provided to high net worth individuals; and

o     increased equity earnings from a foreign equity investment.

Increased operating expenses for the first quarter of 2006 resulted from additional resources being allocated to this segment to expand the services provided.


                                       43



CREDIT QUALITY
--------------------------------------------------------------------------------

Policies and critical estimates associated with its allowance for credit losses are summarized on pages 23-24 and 57-60 of HUSI's 2005 Form 10-K. There have been no material revisions to policies or methodologies in the first quarter of 2006.

Credit quality statistics are summarized in Note 3, beginning on page 11 of the consolidated financial statements.

The following table provides an analysis of changes in the allowance for credit losses and related ratios.


---------------------------------------------------------------------------------------------------------------
                                     March 31,     December 31,    September 30,       June 30,       March 31,
Quarter ended                             2006             2005            2005            2005            2005
---------------------------------------------------------------------------------------------------------------
                                                                   (in millions)

Balance at beginning of
  quarter                         $        846     $        852    $        790    $        773    $        788
Allowance related to
  disposition of certain credit
  card relationships                        (6)              --              --              --              --

  Charge offs:
    Commercial                              20               36              16              17               6
    Consumer:
       Residential mortgages                11                8               6               6               4
       Credit card receivables             170              186             154             160             159
       Other consumer loans                 29               34              26              23              30
                                  ------------     ------------    ------------    ------------    ------------
       Total consumer loans                210              228             186             189             193
                                  ------------     ------------    ------------    ------------    ------------
    Total charge offs                      230              264             202             206             199
                                  ------------     ------------    ------------    ------------    ------------

  Recoveries on loans
    charged off:
    Commercial                              15               15              26               7              23
    Consumer:
       Residential mortgages                --               --               1              --              --
       Credit card receivables              46               35              30              37              44
       Other consumer loans                  9               10               8               9              10
                                  ------------     ------------    ------------    ------------    ------------
       Total consumer loans                 55               45              39              46              54
                                  ------------     ------------    ------------    ------------    ------------
    Total recoveries                        70               60              65              53              77
                                  ------------     ------------    ------------    ------------    ------------
  Total net charge offs                    160              204             137             153             122
                                  ------------     ------------    ------------    ------------    ------------
  Provision charged to
    income                                 157              198             199             170             107
                                  ------------     ------------    ------------    ------------    ------------
  Balance at end of quarter       $        837     $        846    $        852    $        790    $        773
                                  ============     ============    ============    ============    ============

  Allowance ratios:
    Annualized net charge
       offs to average loans               .73%             .90%            .61%            .71%            .58%
    Quarter-end allowance
       to:
       Quarter-end total loans             .94%             .94%            .95%            .90%            .90%
       Quarter-end total
         nonaccruing loans              341.63%          351.04%         362.55%         351.11%         318.11%



                                       44



      Overview

An analysis of changes in the allowance for credit losses for the quarter ended March 31, 2006, by general loan categories, is provided in the following table.


-------------------------------------------------------------------------------------------------------------
Quarter ended                            Residential        Credit          Other
  March 31, 2006            Commercial      Mortgage          Card       Consumer   Unallocated         Total
-------------------------------------------------------------------------------------------------------------
                                                               (in millions)

Balance at beginning of
  period                   $       162   $        34   $       600    $        36   $        14   $       846
                           -----------   -----------   -----------    -----------   -----------   -----------
Allowance related to
  dispositions                      --            --            (6)            --            --            (6)
Charge offs                         20            11           170             29            --           230
Recoveries                          15            --            46              9            --            70
                           -----------   -----------   -----------    -----------   -----------   -----------
  Net charge offs                    5            11           124             20            --           160
                           -----------   -----------   -----------    -----------   -----------   -----------
Provision charged to
  income                            14             7           119             16             1           157
                           -----------   -----------   -----------    -----------   -----------   -----------
Balance at end of period   $       171   $        30   $       589    $        32   $        15   $       837
                           ===========   ===========   ===========    ===========   ===========   ===========


The allowance for credit losses decreased $9 million during the first quarter of 2006. Total net charge offs of $160 million were mostly offset by the provision for credit losses of $157 million and a $6 million reduction of allowance during the quarter related to the sale of private label credit card relationships.

The allowance for credit losses increased $64 million from March 31, 2005 to March 31, 2006, primarily due to the additional reserve requirements associated with increased balances within the private label credit card receivable portfolio.

      Commercial Loan Credit Quality

Components of the commercial allowance for credit losses are summarized in the following table.

--------------------------------------------------------------------------------
                                        March 31,   December 31,      March 31,
                                             2006           2005           2005
--------------------------------------------------------------------------------
                                                   (in millions)
On-balance sheet allowance:
  Specific                           $          7   $          9   $         21
  Collective                                  160            149            144
  Transfer risk                                 4              4              8
                                     ------------   ------------   ------------
                                              171            162            173
  Unallocated                                  15             14             14
                                     ------------   ------------   ------------
  Total on-balance sheet allowance            186            176            187
Off-balance sheet allowance                    86             88             77
                                     ------------   ------------   ------------
Total commercial allowances          $        272   $        264   $        264
                                     ============   ============   ============

The allowance for credit losses associated with commercial loan portfolios increased $9 million during the first quarter of 2006. Net charge offs of $5 million during the quarter were more than offset by a $14 million provision expense associated with commercial loans.

Net charge offs of commercial loans continued to run at levels consistent with those experienced for several recent quarters dating back to 2004, which is well below historical experience for years prior to 2004. Commercial loan credit quality continues to be stable and well managed, reflecting HUSI's generally strong credit underwriting standards and improving economic conditions. At March 31, 2006 HUSI had acceptable on-balance sheet exposure from industries considered to be of higher risk. Overall exposures to these industries were reduced in 2005 and were not materially changed at March 31, 2006.


                                       45



Criticized assets classified as "substandard" increased $137 million during the first quarter of 2006, due to:

o downgrading of various commercial loans based on recent credit assessments ($70 million);

o     the downgrading of certain non-investment grade securities ($48 million);
      and

o     additional consumer loans being designated as substandard ($19 million).

Although overall commercial credit quality is expected to remain stable and well controlled for the remainder of 2006, any sudden and/or unexpected adverse economic events or trends could significantly affect credit quality and increase provisions for credit losses.

      Credit Card Receivable Credit Quality

The allowance for credit losses associated with credit card receivables decreased $11 million during the first quarter of 2006. Net charge offs of $124 million and a $6 million reduction of allowance related to the sale of certain private label credit card relationships during the quarter were substantially offset by provision expense of $119 million. The net charge off and provision activity during the first quarter of 2006, which primarily relates to the private label credit card portfolio, is consistent with trends and activity for calendar year 2005.

Receivables included in the private label credit card portfolio are generally maintained in accruing status until being charged off six months after delinquency. The following table provides credit quality data for credit card receivables.


-------------------------------------------------------------------------------------------------------
                                                                March 31,   December 31,      March 31,
                                                                     2006           2005           2005
-------------------------------------------------------------------------------------------------------
                                                                            (in millions)

Accruing balances contractually past due 90 days or more:
  Balance at end of quarter                                   $       244    $       248    $       210
  As a percent of total credit card receivables                      1.69%          1.60%          1.75%
Allowance for credit losses associated with credit card
  receivables:
  Balance at end of quarter                                   $       589    $       600    $       546
  As a percent of total credit card receivables                      4.07%          3.87%          4.55%
Net charge offs of credit card receivables:
  Total for the quarter ended                                 $       124    $       151    $       115
  Annualized net charge offs as a percent of average credit
    card receivables                                                 3.32%          4.02%          3.83%


DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
--------------------------------------------------------------------------------

HUSI is party to various derivative financial instruments as an end user, as an international dealer in derivative instruments, and for purely trading purposes in order to realize profits from short-term movements in interest rates, commodity prices, foreign exchange rates and credit spreads. Additional information regarding the use of various derivative instruments is included on page 26 and pages 95-97 of HUSI's 2005 Form 10-K.

      Credit and Market Risk Associated with Derivative Contracts

Credit (or repayment) risk in derivative instruments is minimized by entering into transactions with high quality counterparties, including other HSBC group entities. Counterparties include financial institutions, government agencies, both foreign and domestic, corporations, funds (mutual funds, hedge funds, etc.), insurance companies and private clients. These counterparties are subject to regular credit review by the credit risk management department. Most derivative contracts are governed by an International Swaps and Derivatives Association Master Agreement. Depending on the type of counterparty and the level of expected activity, bilateral collateral arrangements may be required as well.


                                       46



The total risk in a derivative contract is a function of a number of variables, such as:

o     whether counterparties exchange notional principal;

o volatility of interest rates, currencies, equity or corporate reference entity used as the basis for determining contract payments;

o     maturity and liquidity of contracts;

o     credit worthiness of the counterparties in the transaction; and

o existence and value of collateral received from counterparties to secure exposures.

The following table presents credit risk exposure associated with derivative contracts. In the table, current credit risk exposure is the recorded fair value of derivative receivables, which represents revaluation gains from the marking to market of derivative contracts held for trading purposes, for all counterparties with an International Swaps and Derivatives Association Master Agreement in place.

Future credit risk exposure in the following table is measured using rules contained in the risk-based capital guidelines published by U.S. banking regulatory agencies. The risk exposure calculated in accordance with the risk based capital guidelines potentially overstates actual credit exposure, because:

o the risk-based capital guidelines ignore collateral that may have been received from counterparties to secure exposures; and

o the risk-based capital guidelines compute exposures over the life of derivative contracts. However, many contracts contain provisions that allow a bank to close out the transaction if the counterparty fails to post required collateral. As a result, these contracts have potential future exposures that are often much smaller than the future exposures derived from the risk-based capital guidelines.

The net credit risk exposure amount in the following table does not reflect the impact of bilateral netting (i.e., netting with a single counterparty when a bilateral netting agreement is in place). However, the risk-based capital guidelines recognize that bilateral netting agreements reduce credit risk and therefore allow for reductions of exposures when netting requirements have been met. In addition, risk-based capital rules require that netted exposures of various counterparties be assigned risk-weightings, which result in risk-weighted amounts for regulatory capital purposes that are a fraction of the original netted exposures.

--------------------------------------------------------------------------------
                                                      March 31,    December 31,
                                                           2006            2005
--------------------------------------------------------------------------------
                                                            (in millions)
Risk associated with derivative contracts:
  Current credit risk exposure                     $     11,572    $      8,155
  Future credit risk exposure                            74,075          61,548
                                                   ------------    ------------
  Total risk exposure                                    85,647          69,703
  Less: collateral held against exposure                 (2,347)         (1,850)
                                                   ------------    ------------
  Net credit risk exposure                         $     83,300    $     67,853
                                                   ============    ============


                                       47



      Notional Values of Derivative Contracts

The following table summarizes the notional values of derivative contracts.

--------------------------------------------------------------------------------
                                                        March 31,   December 31,
                                                             2006           2005
--------------------------------------------------------------------------------
                                                             (in millions)
Interest rate:
  Futures and forwards                               $    112,129   $    106,826
  Swaps                                                 1,759,952      1,674,091
  Options written                                         275,068        199,676
  Options purchased                                       304,679        217,095
                                                     ------------   ------------
                                                        2,451,828      2,197,688
                                                     ------------   ------------
Foreign exchange:
  Swaps, futures and forwards                             339,695        308,264
  Options written                                          36,551         40,213
  Options purchased                                        37,248         40,959
  Spot                                                     45,591         21,099
                                                     ------------   ------------
                                                          459,085        410,535
                                                     ------------   ------------
Commodities, equities and precious metals:
  Swaps, futures and forwards                              60,573         48,702
  Options written                                          14,080         14,378
  Options purchased                                        16,525         16,127
                                                     ------------   ------------
                                                           91,178         79,207
                                                     ------------   ------------

Credit derivatives                                        494,139        391,814
                                                     ------------   ------------

Total                                                $  3,496,230   $  3,079,244
                                                     ============   ============


                                       48



OFF-BALANCE SHEET ARRANGEMENTS
--------------------------------------------------------------------------------

The following table provides maturity information related to off-balance sheet arrangements and lending and sales commitments. Descriptions of these arrangements are found on pages 60-62 of HUSI's 2005 Form 10-K.


------------------------------------------------------------------------------------------------------------------
                                                       Balance at March 31, 2006
                                      ---------------------------------------------------------
                                               One       Over One           Over                       Balance at
                                              Year        Through           Five                     December 31,
                                           or Less     Five Years          Years          Total              2005
-----------------------------------------------------------------------------------------------------------------
                                                                   (in millions)

Standby letters of credit, net of
  participations                      $      4,531   $      2,123   $         81   $      6,735(1)   $      6,114(1)
Commercial letters of credit                   784             65              1            850               806
Loan sales with recourse                        --              1             11             12(2)              9(2)
Credit derivative contracts                  4,484        171,760         95,558        271,802(3)        222,419(3)
Commitments to extend credit:
  Commercial                                22,556         29,474          3,853         55,883            51,284
  Consumer                                   8,544             --             --          8,544             8,305
Securities lending indemnifications             --             --             --             --             4,135
                                      ------------   ------------   ------------   ------------      ------------
Total                                 $     40,899   $    203,423   $     99,504   $    343,826      $    293,072
                                      ============   ============   ============   ============      ============


(1) Includes $558 million and $523 million issued for the benefit of related parties at March 31, 2006 and December 31, 2005 respectively.

(2) $11 million and $7 million is indemnified by third parties at March 31, 2006 and December 31, 2005 respectively.

(3) Includes $58,239 million and $51,202 million issued for the benefit of related parties at March 31, 2006 and December 31, 2005 respectively.

      Letters of Credit

Fees are charged for issuing letters of credit commensurate with the customer's credit evaluation and the nature of any collateral. Included in other liabilities are deferred fees on standby letters of credit, representing the fair value of the "stand ready obligation to perform" under these guarantees, amounting to $21 million and $19 million at March 31, 2006 and December 31, 2005 respectively. Also included in other liabilities is an allowance for credit losses on unfunded standby letters of credit of $18 million and $20 million at March 31, 2006 and December 31, 2005 respectively.

      Credit Derivatives

HUSI enters into credit derivative contracts primarily to satisfy the needs of its customers and, in certain cases, for its own benefit. Credit derivatives are arrangements that provide for one party (the "beneficiary") to transfer the credit risk of a "reference asset" to another party (the "guarantor"). Under this arrangement the guarantor assumes the credit risk associated with the reference asset without directly purchasing it. The beneficiary agrees to pay to the guarantor a specified fee. In return, the guarantor agrees to pay the beneficiary an agreed upon amount if there is a default during the term of the contract.

In accordance with its policy, HUSI offsets most of the market risk it assumes in selling credit guarantees through a credit derivative contract with another counterparty. Credit derivatives, although having characteristics of a guarantee, are accounted for as derivative instruments and are carried at fair value. The commitment amount included in the table is the maximum amount that HUSI could be required to pay, without consideration of the approximately equal amount receivable from third parties and any associated collateral.

      Securities Lending Indemnifications

Through December 31, 2005, HUSI occasionally lent securities of customers, on a fully collateralized basis, as an agent to third party borrowers. Customers were indemnified against the risk of loss, and collateral was obtained from the borrower with a market value exceeding the value of the loaned securities. Securities lending activities were terminated during the first quarter of 2006.


                                       49



RISK MANAGEMENT
--------------------------------------------------------------------------------

Overview

Some degree of risk is inherent in virtually all of HUSI's activities. For the principal activities undertaken by HUSI, the most important types of risks are considered to be credit, interest rate, market, liquidity, operational, fiduciary and reputational. Market risk broadly refers to price risk inherent in mark to market positions taken on trading and non-trading instruments. Operational risk technically includes legal and compliance risk. However, since compliance risk, including anti-money laundering (AML) risk, has such broad scope within HUSI's businesses, it is addressed as a separate functional discipline. During the first three months of 2006, there have been no significant changes in policies or approach for managing various types of risk.

Liquidity Management

HUSI's approach to address liquidity risk is summarized on pages 67-68 of HUSI's 2005 Form 10-K. There have been no changes in HUSI's approach toward liquidity risk management during 2006.

HUSI's ability to regularly attract wholesale funds at a competitive cost is enhanced by strong ratings from the major credit rating agencies. At March 31, 2006, HUSI and HBUS maintained the following debt and preferred stock ratings, which are unchanged from December 31, 2005.

--------------------------------------------------------------------------------
At March 31, 2006                                Moody's     S&P         Fitch
--------------------------------------------------------------------------------
HUSI:
  Short-term borrowings                          P-1         A-1         F1+
  Long-term debt                                 Aa3         A+          AA
  Preferred stock                                A2          A-          AA-
HBUS:
  Short-term borrowings                          P-1         A-1+        F1+
  Long-term debt                                 Aa2         AA-         AA

HUSI periodically issues capital instruments to fund balance sheet growth, to meet cash and capital needs, or to fund investments in subsidiaries. In December 2005, the United States Securities and Exchange Commission (SEC) amended its rules regarding registration, communications and offerings under the Securities Act of 1933. The amended rules facilitate access to capital markets by well-established public companies, provide more flexibility regarding restrictions on corporate communications during a securities offering and further integrate disclosures under the Securities Act of 1933 and the Securities Exchange Act of 1934. The amended rules provide the most flexibility to "well-known seasoned issuers", including the option of automatic effectiveness upon filing of shelf registration statements and relief under the liberalized communications rules. HUSI currently satisfies the eligibility requirements for designation as a "well-known seasoned issuer", and has an effective shelf registration statement with the SEC under which it may issue debt securities, preferred stock, either separately or represented by depositary shares, warrants, purchase contracts and units.

Interest Rate Risk Management

Various techniques are utilized to quantify and monitor risks associated with the repricing characteristics of HUSI's assets, liabilities, and derivative contracts. The approach toward managing interest rate risk is summarized on pages 69-71 of HUSI's 2005 Form 10-K. During the first quarter of 2006, there were no significant changes in policies or approach for managing interest rate risk.


                                       50



      Present Value of a Basis Point (PVBP) Analysis

PVBP is the change in value of the balance sheet for a one basis point upward movement in all interest rates. The following table reflects the PVBP position at March 31, 2006.

-------------------------------------------------------------------------------
March 31, 2006                                                         Values
-------------------------------------------------------------------------------
                                                                  (in millions)
Institutional PVBP movement limit                                   $     7.5
PVBP position at period end                                               3.4

      Economic Value of Equity

Economic value of equity is the change in value of the assets and liabilities (excluding capital and goodwill) for either a 200 basis point immediate rate increase or decrease. The following table reflects the economic value of equity position at March 31, 2006.


----------------------------------------------------------------------------------------------
March 31, 2006                                                                         Values
----------------------------------------------------------------------------------------------

Institutional economic value of equity limit                                           +/- 20%
Projected change in value (reflects projected rate movements on April 1, 2006):
  Change resulting from a gradual 200 basis point increase in interest rates             (9)
  Change resulting from a gradual 200 basis point decrease in interest rates              1


The projected decrease in value for a 200 basis point increase in rates is primarily related to the anticipated slowing of prepayments for the held mortgage and mortgage backed securities portfolios in this higher rate environment. This assumes that no management actions are taken to manage exposures to the changing interest rate environment.

      Dynamic Simulation Modeling

Various modeling techniques are utilized to monitor a number of interest rate scenarios for their impact on net interest income. These techniques include both rate shock scenarios which assume immediate market rate movements of 200 basis points, as well as scenarios in which rates rise or fall by as much as 200 basis points over a twelve month period. The following table reflects the impact on net interest income of the scenarios utilized by these modeling techniques.


------------------------------------------------------------------------------------------------------------
                                                                                      March 31, 2006 Values
                                                                                      ----------------------
                                                                                          Amount     %
------------------------------------------------------------------------------------------------------------
                                                                                        (in millions)

Projected change in net interest income (reflects projected rate movements on
  April 1, 2006):
  Institutional base earnings movement limit                                                           (10)
  Change resulting from a gradual 200 basis point increase in the yield curve               $(179)      (6)
  Change resulting from a gradual 200 basis point decrease in the yield curve                 247        8
  Change resulting from a gradual 100 basis point increase in the yield curve                 (88)
  Change resulting from a gradual 100 basis point decrease in the yield curve                 123

Other significant scenarios monitored (reflects projected rate movements on April 1,
  2006):
  Change resulting from an immediate 100 basis point increase in the yield curve             (146)
  Change resulting from an immediate 100 basis point decrease in the yield curve              158
  Change resulting from an immediate 200 basis point increase in the yield curve             (299)
  Change resulting from an immediate 200 basis point decrease in the yield curve              224
  Change resulting from an immediate 100 basis point increase in short-term rates            (267)


The projections do not take into consideration possible complicating factors such as the effect of changes in interest rates on the credit quality, size and composition of the balance sheet. Therefore, although this provides a reasonable estimate of interest rate sensitivity, actual results will vary from these estimates, possibly by significant amounts.


                                       51



      Capital Risk/Sensitivity of Other Comprehensive Income

Large movements of interest rates could directly affect some reported capital and capital ratios. The mark to market valuation of available for sale securities is credited on a tax effective basis through other comprehensive income in the consolidated statement of changes in shareholders' equity. Although this valuation mark is excluded from Tier 1 and Tier 2 capital ratios, it is included in two important accounting based capital ratios: the tangible common equity to tangible assets and the tangible common equity to risk weighted assets. As of March 31, 2006, HUSI had an available for sale securities portfolio of approximately $18 billion with a net negative mark to market of $480 million included in tangible common equity of $8 billion. An increase of 25 basis points in interest rates of all maturities would lower the mark to market by approximately $172 million to a net loss of $652 million with the following results on the tangible capital ratios.

--------------------------------------------------------------------------------
                                                           Proforma - Reflecting
                                                                 25 Basis Points
March 31, 2006                                   Actual        Increase in Rates
--------------------------------------------------------------------------------
Tangible common equity to tangible assets          4.93%                   4.87%
Tangible common equity to risk weighted assets     6.34                    6.26

      Value at Risk (VAR)

VAR analysis is also used to measure interest rate risk and to calculate the economic capital required to cover potential losses due to interest rate risk. The approach toward using VAR to measure interest rate risk is summarized on pages 71-73 of HUSI's 2005 Form 10-K.

Trading Activities

Trading portfolios reside primarily in the CIBM and residential mortgage banking areas and include foreign exchange, derivatives, precious metals (gold, silver, platinum), commodities, equities and money market instruments. The trading portfolios have defined limits pertaining to items such as permissible investments, risk exposures, loss review, balance sheet size and product concentrations. Loss review refers to the maximum amount of loss that may be incurred before senior management intervention is required.

      Trading Activities - Treasury

      Value at Risk

The following table summarizes trading VAR, assuming a 99% confidence level for a two year observation period and a 10 day holding period.


-----------------------------------------------------------------------------------------
                                      Three Months Ended March 31, 2006
                       March 31,   ---------------------------------------  December 31,
                            2006       Minimum       Maximum       Average          2005
-----------------------------------------------------------------------------------------
                                                 (in millions)

Total trading        $       121   $        47   $       121   $        76   $        53
Commodities                    2            --            10             3             5
Credit derivatives            15            15            26            18            18
Equities                      --            --             1            --             1
Foreign exchange              11             2            21             9             4
Interest rate                143            65           143            94            69



                                       52




      Trading Volatility

The following tables summarize the frequency distribution of daily market risk-related revenues for Treasury trading activities during the first quarter of 2006. Market risk-related Treasury trading revenues include realized and unrealized gains (losses) related to Treasury trading activities, but exclude the related net interest income. Analysis of gain (loss) data for the first three months of 2006 shows that the largest daily gain was $32 million and the largest daily loss was $13 million.


----------------------------------------------------------------------------------------------------------------
Ranges of daily Treasury trading revenue earned from market risk-    Below     $(10)    $0 to   $10 to     Over
  related activities (in millions)                                   $(10)     to $0      $10      $20      $20
----------------------------------------------------------------------------------------------------------------

 Number of trading days market risk-related revenue was
   within the stated range                                               2        19      24       12        5


      Trading Activities - HSBC Mortgage Corporation (USA)

HSBC Mortgage Corporation (USA) is HUSI's mortgage banking subsidiary. Trading occurs in mortgage banking operations as a result of an economic hedging program intended to offset changes in value of mortgage servicing rights and the salable loan pipeline. Economic hedging may include, for example, forward contracts to sell residential mortgages and derivative contracts used to protect the value of MSRs which, while economically viable, may not satisfy the hedge requirements of SFAS 133.

MSRs are assets that represent the present value of net servicing income (servicing fees, ancillary income, escrow and deposit float servicing costs). MSRs are recognized upon the sale of the underlying loans or at the time that servicing rights are purchased. MSRs are subject to interest rate risk, in that their value will fluctuate as a result of a changing interest rate environment.

Interest rate risk is mitigated through an active hedging program that uses trading securities and derivative instruments to offset changes in value of MSRs. Since the hedging program involves trading activity, risk is quantified and managed using a number of risk assessment techniques.

      Rate Shock Analysis

Modeling techniques are used to monitor certain interest rate scenarios for their impact on the economic value of net hedged MSRs, as reflected in the following table.


------------------------------------------------------------------------------------------------------
March 31, 2006                                                                                  Values
------------------------------------------------------------------------------------------------------
                                                                                          (in millions)

Projected change in net market value of hedged MSRs portfolio (reflects projected rate movements on April 1, 2006):
  Value of hedged MSRs portfolio                                                                 $ 465
  Change resulting from an immediate 50 basis point decrease in the yield curve:
    Change limit (no worse than)                                                                   (16)
    Calculated change in net market value                                                           (4)
  Change resulting from an immediate 50 basis point increase in the yield curve:
    Change limit (no worse than)                                                                    (8)
    Calculated change in net market value                                                            6
  Change resulting from an immediate 100 basis point increase in the yield curve:
    Change limit (no worse than)                                                                   (12)
    Calculated change in net market value                                                           14


      Economic Value of MSRs

The economic value of the net, hedged MSRs portfolio is monitored on a daily basis for interest rate sensitivity. If the economic value declines by more than established limits for one day or one month, various levels of management review, intervention and/or corrective actions are required.


                                       53



      Hedge Volatility

The following table summarizes the frequency distribution of the weekly economic value of the MSR asset during the first quarter of 2006. This includes the change in the market value of the MSR asset net of changes in the market value of the underlying hedging positions used to hedge the asset. The changes in economic value are adjusted for changes in MSR valuation assumptions that were made during the course of the quarter, if applicable.


-------------------------------------------------------------------------------------------------------------------
Ranges of mortgage economic value from market risk-related            Below     $(2)    $0 to    $2 to      Over
  activities (in millions)                                             $(2)    to $0       $2       $4        $4
-------------------------------------------------------------------------------------------------------------------

Number of trading weeks market risk-related revenue was
  within the stated range                                                3        4         4        1         1


Item 3. Quantitative and Qualitative Disclosures About Market Risk
--------------------------------------------------------------------------------

Refer to Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the captions "Interest Rate Risk Management" and "Trading Activities", beginning on page 50 of this Form 10-Q.

Item 4. Controls and Procedures
--------------------------------------------------------------------------------

HUSI maintains a system of internal and disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended, (the Exchange
Act), is recorded, processed, summarized and reported on a timely basis. HUSI's Board of Directors, operating through its Audit Committee, which is composed entirely of independent outside directors, provides oversight to the financial reporting process.

An evaluation was conducted, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of HUSI's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that HUSI's disclosure controls and procedures were effective as of the end of the period covered by this report so as to alert them in a timely fashion to material information required to be disclosed in reports filed under the Exchange Act.

There have been no significant changes in HUSI's internal and disclosure controls or in other factors that could significantly affect internal and disclosure controls subsequent to the date that the evaluation was carried out.

HUSI continues the process to complete a thorough review of its internal controls as part of its preparation for compliance with the requirements of
Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404). Section 404 requires management to report on, and external auditors to attest to, the effectiveness of HUSI's internal control structure and procedures for financial reporting. As a non-accelerated filer under Rule 12b-2 of the Exchange Act, HUSI's first report under Section 404 will be contained in its Form 10-K for the period ended December 31, 2007.


                                       54



Part II - OTHER INFORMATION
--------------------------------------------------------------------------------

Item 1A. Risk Factors
--------------------------------------------------------------------------------

Risk factors were provided in HUSI's Form 10-K for the year ended December 31, 2005. However, the following discussion provides a more detailed description of some of the important risk factors that could affect HUSI's actual results and could cause results to vary materially from those expressed in public statements or documents. Other factors besides those discussed below or elsewhere in reports filed or furnished with the SEC could affect HUSI's business or results. The reader should not consider any description of such factors to be a complete set of all potential risks that may face HUSI. Additional commentary regarding risks that may affect HUSI and HUSI's approach toward risk management is provided on pages 63-77 of HUSI's 2005 Annual Report on Form 10-K, and on pages 50-54 of this Form 10-Q.

General Business, Economic, Political and Market Conditions

HUSI's business and earnings are affected by general business, economic, market and political conditions in the United States and abroad. Given its concentration of business activities in the United States, HUSI is particularly exposed to downturns in the United States economy. For example, in a poor economic environment there is greater likelihood that more of HUSI's customers or counterparties could become delinquent or default on their loans or other obligations. This could result in higher levels of charge offs and provisions for credit losses, which would adversely affect HUSI's earnings. General business, economic and market conditions that could affect HUSI include, but are not limited to:

o     short-term and long-term interest rates;

o     inflation;

o     recession;

o     monetary supply;

o fluctuations in both debt and equity capital markets in which HUSI funds its operations;

o market value of consumer owned and commercial real estate throughout the United States;

o     consumer perception as to the availability of credit; and

o     the ease of filing for bankruptcy.

Certain changes to these conditions could diminish demand for HUSI's products and services, or increase the cost to provide such products or services. Recent trends in world-wide financial markets related to, among other things, the growth of derivatives and hedge funds, could add instability and could change the way those markets work. Political conditions also may impact HUSI's earnings. The economic health of geographic areas where HUSI has greater concentrations of business may decline relative to other geographic regions, with related impacts on HUSI's earnings. Acts or threats of war or terrorism, as well as actions taken by the United States or other governments in response to such acts or threats, could affect business and economic conditions in the United States.

Competition

HUSI operates in a highly competitive environment. Competitive conditions are expected to continue to intensify as continued merger activity in the financial services industry produces larger, better-capitalized and more geographically diverse companies. New products, customers and channels of distribution are constantly emerging. In addition, the traditional segregation of the financial services industry into prime and non-prime segments has eroded and in the future is expected to continue to do so, further increasing competition in the financial services industry. Such competition may impact the terms, rates, costs and/or profits historically included in the loan products HUSI offers or purchases. The traditional segregation of commercial and investment banks has all but eroded. There is no assurance that the significant and increasing competition within the financial services industry will not materially and adversely affect HUSI's future results of operations.


                                       55



Federal and State Regulation

HUSI operates in a highly regulated environment. Changes in federal, state and local laws and regulations affecting banking, consumer credit, bankruptcy, privacy, consumer protection or other matters could materially impact HUSI's performance. For example, anti-money laundering requirements under the Patriot Act are frequently revisited by the U.S. Congress and Executive Agencies. Broad or targeted legislative or regulatory initiatives may be aimed at lenders operating in consumer lending markets. These initiatives could affect HUSI in substantial and unpredictable ways, including limiting the types of consumer loan products it can offer. In addition, there may be amendments to, and new interpretations of, risk-based capital guidelines and reporting instructions. HUSI cannot determine whether such legislative or regulatory initiatives will be instituted or predict the impact that such initiatives would have on results.

Changes in Accounting Standards

HUSI's accounting policies and methods are fundamental to how HUSI records and reports its financial condition and the results of its operations. From time to time the Financial Accounting Standards Board (FASB), the SEC and bank regulators, including the Office of Comptroller of the Currency and the Board of Governors of the Federal Reserve System, change the financial accounting and reporting standards that govern the preparation of external financial statements. These changes are beyond HUSI's control, can be hard to predict and could materially impact how HUSI reports its financial condition and the results of its operations. HUSI could be required to apply new or revised standards retroactively, resulting in a restatement of prior period financial statements in material amounts.

Management Financial Projections and Judgments

Pursuant to U.S. GAAP, HUSI's management is required to use certain estimates in preparing financial statements, including accounting estimates to determine loan loss reserves, reserves related to future litigation, and the fair market value of certain assets and liabilities, among other items. In particular, loan loss reserve estimates are judgmental and are influenced by factors outside of HUSI's control. As a result, estimates could change as economic conditions change. If values determined by HUSI's management for such items turn out to be substantially inaccurate, unexpected and material losses could result.

Lawsuits and Regulatory Investigations and Proceedings

HUSI or one of its subsidiaries may be named as a defendant in various legal actions, including class actions and other litigation or disputes with third parties, as well as investigations or proceedings brought by regulatory agencies. These actions may result in judgments, settlements, fines, penalties or other results, including additional compliance requirements, adverse to HUSI which could have a material adverse effect on HUSI's business, financial condition or results of operations, or cause serious reputational harm.

Operational Risks

HUSI's businesses are dependent upon its ability to process a large number of increasingly complex transactions. If any of HUSI's financial, accounting, or other data processing systems fail or have other significant shortcomings, HUSI could be materially and adversely affected. HUSI is similarly dependent on its employees. HUSI could be materially and adversely affected if an employee causes a significant operational break-down or failure, either as a result of human error or where an individual intentionally sabotages or fraudulently manipulates HUSI's operations or systems. Third parties with which HUSI does business could also be sources of operational risk, including risks associated with break-downs or failures of such parties' own systems or employees. Any of these occurrences could result in diminished ability of HUSI to operate one or more of its businesses, potential liability to clients, reputational damage and regulatory intervention, all of which could have a material adverse effect on HUSI.


                                       56



HUSI may also be subject to disruptions of its operating systems and businesses arising from events that are wholly or partially beyond its control. These may include:

o     computer viruses or electrical or telecommunications outages;

o     natural disasters, such as hurricanes and earthquakes;

o     events arising from local or regional politics, including terrorist acts;

o unforeseen problems encountered while implementing major new computer systems; or

o global pandemics, which could have a significant effect on HUSI's business operations as well as on HSBC affiliates world-wide.

Such disruptions may give rise to losses in service to customers, an inability to collect receivables in affected areas and other loss or liability to HUSI.

In a company as large and complex as HUSI, lapses or deficiencies in internal controls over financial reporting may occur from time to time, and there is no assurance that such deficiencies or material weaknesses may not occur in the future.

In addition there is the risk that HUSI's controls and procedures, business continuity planning, and data security systems could prove to be inadequate. Any such failure could affect HUSI's operations and could have a material adverse effect on HUSI's results of operations by requiring HUSI to expend significant resources to correct the defect, as well as by exposing HUSI to litigation or losses not covered by insurance.

Changes to operational practices from time to time could materially impact HUSI's performance and results. Such changes may include:

o     raising the minimum payment on credit card accounts;

o determinations to acquire or sell private label credit card receivables, residential mortgage loans and other loans;

o changes to customer account management, risk management and collection policies and practices;

o increasing investment in technology, business infrastructure and specialized personnel; or

o     outsourcing of various operations.

Liquidity

Adequate liquidity is critical to HUSI's ability to operate its businesses, grow and be profitable. A compromise to liquidity could therefore have a negative effect on HUSI. Potential conditions that could negatively affect HUSI's liquidity include:

o     diminished access to capital markets;

o     unforeseen cash or capital requirements;

o     an inability to sell assets; and

o     an inability to obtain expected funding from HSBC affiliates and clients.

HUSI's credit ratings are an important part of maintaining liquidity. Any downgrade in credit ratings could potentially increase borrowing costs, limit access to capital markets, require cash payments or collateral posting, and permit termination of certain contracts material to HUSI.


                                       57



Acquisition Integration

HUSI has in the past, and may again in the future, seek to grow its business by acquiring other businesses or loan portfolios. There can be no assurance that acquisitions will have the anticipated positive results, including results relating to:

o     the total cost of integration;

o     the time required to complete the integration;

o     the amount of longer-term cost savings; or

o     the overall performance of the combined entity.

Integration of an acquired business can be complex and costly, and may sometimes include combining relevant accounting and data processing systems and management controls, as well as managing relevant relationships with clients, suppliers and other business partners, as well as with employees.

There is no assurance that any businesses or portfolios acquired in the future, will be successfully integrated and will result in all of the positive benefits anticipated. If HUSI is not able to successfully integrate past and future acquisitions, there is the risk that its results of operations could be materially and adversely affected.

Risk Management

HUSI seeks to monitor and manage its risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, including models and programs that predict loan delinquency and loss. While HUSI employs a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every unfavorable event or the specifics and timing of every outcome. Accordingly, HUSI's ability to successfully identify and balance risks and rewards, and to manage all significant risks, is an important factor that can significantly impact results of operations.

Employee Retention

HUSI's employees are its most important resource and, in many areas of the financial services industry, competition for qualified personnel is intense. If HUSI were unable to continue to retain and attract qualified employees to support the various functions of its business, HUSI's performance, including its competitive position, could be materially and adversely affected.

Reputational Risk

HUSI's ability to attract and retain customers and conduct business transactions with its counterparties could be adversely affected to the extent that its reputation is damaged. Failure to address, or appearing to fail to address, various issues that could give rise to reputational risk could cause harm to HUSI and its business prospects. Reputational issues include, but are not limited to:

o appropriately addressing potential conflicts of interest, legal and regulatory requirements;

o     ethical issues;

o     adequacy of anti-money laundering processes;

o     privacy issues;

o     record-keeping;

o     sales and trading practices;

o proper identification of the legal, reputational, credit, liquidity and market risks inherent in HUSI's products; and

o     general company performance.

The failure to address these issues appropriately could make customers unwilling to do business with HUSI, which could adversely affect its results of operations.


                                       58



Item 6. Exhibits
--------------------------------------------------------------------------------

4.1 Senior Indenture, dated as of March 31, 2006, by and between HUSI and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit
      4.1 to HUSI's registration statement on Form S-3, Registration No. 333-133007, as filed with the Commission on April 5, 2006).

4.2 Senior Indenture, dated as of October 24, 1996, by and between HUSI and Bankers Trust Company, as trustee (incorporated by reference to Exhibit
      4.1 to post-effective amendment No. 1 to HUSI's registration statement on Form S-3, Registration No. 333-42421, as filed with the Commission on April 3, 2002).

4.3 First Supplemental Indenture to Senior Indenture, dated as of February 25, 2000 (incorporated by reference to Exhibit 4.2 to post-effective amendment No. 1 to HUSI's registration statement on Form S-3, Registration No. 333-42421, as filed with the Commission on April 3, 2002).

4.4 Second Supplemental Indenture to Senior Indenture, dated November 28, 2005, among HUSI, Deutsche Bank Trust Company Americas, as original trustee, and Wells Fargo Bank, N.A., as series trustee (incorporated by reference to Exhibit 4.1 to HUSI's Current Report on Form 8-K, dated November 21, 2005, as filed with the Commission on November 28, 2005).

4.5 Subordinated Indenture, dated as of October 24, 1996, by and between HUSI and Bankers Trust Company, as trustee (incorporated by reference to Exhibit 4.3 to post-effective amendment No. 1 to HUSI's registration statement on Form S-3, Registration No. 333-42421, as filed with the Commission on April 3, 2002).

4.6 First Supplemental Indenture to Subordinated Indenture, dated as of December 12, 1996 (incorporated by reference to Exhibit 4.4 to post-effective amendment No. 1 to HUSI's registration statement on Form S-3, Registration No. 333-42421, as filed with the Commission on April 3,
      2002).

4.7 Second Supplemental Indenture to Subordinated Indenture, dated as of March 1, 1999 (incorporated by reference to Exhibit 4.5 to post-effective amendment No. 1 to HUSI's registration statement on Form S-3, Registration No. 333-42421, as filed with the Commission on April 3, 2002).

4.8 Third Supplemental Indenture to Subordinated Indenture, dated as of February 25, 2000 (incorporated by reference to Exhibit 4.6 to post-effective amendment No. 1 to HUSI's registration statement on Form S-3, Registration No. 333-42421, as filed with the Commission on April 3,
      2002).

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.0 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


                                       59



SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HSBC USA Inc.
                                               -----------------------
                                               (Registrant)


Date: May 12, 2006                              /s/ Clive R. Bucknall
                                                --------------------------------
                                                    Clive R. Bucknall
                                                    Controller
                                                    (On behalf of Registrant)

                                       60








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  May 15, 2006